INTERNAL

November 2024

Management’s Discussion and Analysis and Condensed Quarterly Financial Statements: 30 September 2024
(Unaudited)

Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB's Access to Information Policy.

II. Asian Development Fund (ADF)
ADF-1	Condensed Balance Sheet	62
ADF-2	Condensed Statement of Income and Expenses	63
ADF-3	Condensed Statement of Comprehensive Loss	64
ADF-4	Condensed Statement of Changes in Fund Balances	64
ADF-5	Condensed Statement of Cash Flows	65
ADF-6	Notes to Condensed Financial Statements	66

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review, ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific, including accelerated efforts to combat climate change and expand private sector development. The Midterm Review sharpens ADB’s strategic focus to expand its interventions in five of the region’s most pressing development issues: climate action, private sector development, regional cooperation and public goods, digital transformation, and resilience and empowerment.1

During the first nine months of 2024, ADB delivered total commitments of $8.7 billion ($8.9 billion – 2023) and disbursements of $10.9 billion ($11.2 billion – 2023).2 As the development needs of its developing member countries (DMCs) become more demanding and the operating environment gets more complex, ADB continues to boost its capacity to deliver high-quality solutions and innovative initiatives efficiently and in a timely manner.

Financial Results: Ordinary capital resources (OCR) reported net income of $1,468 million ($888 million – 2023) and allocable net income of $1,155 million ($1,106 million – 2023) for the nine months ended 30 September 2024. The net income increased mainly due to the unrealized gains from fair value changes of financial instruments. The allocable net income (non-GAAP measure) increased due to the higher income from liquidity investments, and realized revenue from equity method investments, partially offset by the higher administrative expenses.

As of 30 September 2024, loans outstanding balance was $152.5 billion, a $1.5 billion increase from $151.0 billion at 31 December 2023. Liquidity investments after swaps increased by $11.6 billion from $49.4 billion at the end of 2023 to $61.0 billion as of 30 September 2024. Borrowings after swaps increased by $9.5 billion to $161.9 billion at 30 September 2024 from $152.4 billion at the end of 2023. For the nine months ended 30 September 2024, ADB issued $32.3 billion bonds ($28.2 billion – 30 September 2023).

Corporate Results Framework (CRF) 2025-20303: In October 2024, ADB approved its new CRF that aligns the final implementation of Strategy 2030 and its midterm review. CRF 2025-2030 simplifies and emphasizes outcome-oriented metrics directly linked to the sustainable development goals to better assess its performance in achieving a more prosperous, inclusive, resilient, and sustainable Asia and the Pacific. The new CRF places well-being and empowerment of people, the health of the planet, and the prosperity of ADB’s member economies at its core. It features 35 results indicators, down from 60 in the previous framework.

New member country: In September 2024, Israel became ADB’s 69th overall member and 20th nonregional member. Shareholding percentage and voting power of all members were updated accordingly.

[1]	ADB. 2024. Strategy 2030 Midterm Review: An Evolution Approach for the Asian Development Bank.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2024. Steering ADB's Corporate Strategy to Success: Corporate Results Framework, 2025–2030.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

I.     OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).1 ADB is owned by 69 members, 49 of which are regional members providing 63.4% of its capital and 20 nonregional members providing 36.6% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products such as interest rate swaps and cross currency swaps (including local currency swaps) to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

During the first nine months of 2024, ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $8.7 billion ($8.9 billion – 2023) and disbursements of $10.9 billion ($11.2 billion – 2023).2

ADB has adopted a new operating model to accelerate its transformation and more effectively serve the rapidly changing needs of its DMCs in Asia and the Pacific. The new operating model will enable ADB to increase its capacity as the region’s climate bank; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. These four key shifts will help ADB deliver on the development goals of Strategy 2030.

Underpinning its role as Asia and the Pacific’s climate bank, ADB has placed combating climate change and its consequences at the top of its development agenda. In its Strategy 2030 Midterm Review, ADB targets for climate finance to reach 50% of its total annual committed financing volume by 2030, which will ensure a cumulative achievement of more than $100 billion in cumulative climate finance from 2019 to 2030.3

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2024. Strategy 2030 Midterm Review: An Evolution Approach for the Asian Development Bank.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

II.           ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.	Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.4 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments

[4]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2024 is provided in the Appendix.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

B.	Overall Financial Results

OCR reported net income of $1,468 million ($888 million – 2023) and allocable net income of $1,155 million ($1,106 million – 2023) for the nine months ended 30 September 2024. Table 1 presents the overall financial results for the nine months ended 30 September 2024 and 2023.
Table 1: Overall Financial Results for the Nine Months Ended 30 September
($ million)
Item	2024	2023	Change
Revenue from loans—operations[a]	6,152	5,526	626
Sovereign regular	5,248	4,662	586
Sovereign concessional	538	498	40
Nonsovereign	366	366	–
Revenue from investments for liquidity purpose	2,081	1,657	424
Interest	2,097	1,690	407
Realized losses on sale of investments	(16)	(33)	17
Revenue from equity investments—operations	88	86	2
Net realized gains[b]	7	22	(15)
Dividends and others	3	9	(6)
Realized gains on equity method investments[c]	71	22	49
Unrealized gains on equity method investments[c]	7	33	(26)
Revenue from guarantees—operations	20	21	(1)
Revenue from other debt securities—operations	34	36	(2)
Revenue from other sources	57	51	6
Borrowings and related expenses	(6,721)	(5,756)	(965)
Release of provision for credit losses	20	57	(37)
Administrative expenses—OCR	(529)	(501)	(28)
Other expenses	(20)	(17)	(3)
Net unrealized gains (losses)	286	(272)	558
Fair value changes	293	(273)	566
Reclassification of unrealized gains on divested equity investments[b]	(4)	(9)	5
Translation adjustments of nonfunctional currencies	(3)	10	(13)
Net income	1,468	888	580
Appropriation of guarantee fees to special reserve	(20)	(21)	1
Net income after appropriation of guarantee fees to special reserve	1,448	867	581
Adjustments	(293)	239	(532)
Net unrealized (gains) losses	(286)	272	(558)
Unrealized gains on equity method investments[c]	(7)	(33)	26
Allocable net income (non-GAAP measure)	1,155	1,106	49
( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources.
[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]
Sale of equity investments in 2024 resulted in reclassification of the unrealized gains up to 31 December 2023 of $4 million ($9 million – up to 31 December 2022) to realized gains. The net realized gains up to the date of sale in 2024 amounted to $7 million ($22 million – 2023).

[c]	Pertains to ADB's proportionate share of gains or losses from equity method investments.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Net income. Net income for the nine months ended 30 September 2024 increased to $1,468 million, from $888 million reported in 2023, mainly due to the unrealized gains from fair value changes of financial instruments.
Allocable net income.5 OCR allocable net income for the nine months ended 30 September 2024 increased to $1,155 million, compared with $1,106 million in 2023, driven by the higher income from liquidity investments, and realized revenue from equity method investments, partially offset by the higher administrative expenses.
The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans increased by $626 million compared to the same period in 2023 mainly because of the higher average interest rates (Figure 1) applied to sovereign regular OCR loans and increase in average loans outstanding in 2024 (Figure 2),

-
Revenue from investments for liquidity purpose increased by $424 million compared to the same period in 2023 mainly because of the $407 million increase in interest revenue driven by the yield improvement and increase in average balances (Figure 2),

-
Revenue from equity investments, excluding unrealized gains/losses on equity method investments, increased by $28 million ($81 million – 2024, $53 million – 2023) mainly due to the higher realized gains on equity method investments,

-
Borrowings and related expenses increased by $965 million compared to the same period in 2023 mainly because of higher level of short-term interest rates (Figure 1) and increase in average outstanding borrowings in 2024 (Figure 2). Consistent with the market movements, average cost of borrowings under management reporting basis for the nine months ended 30 September 2024 increased to 5.6% from 5.1% of the same period in 2023.

-
Release of provision for credit losses amounted to $20 million for the nine months ended 30 September 2024. The release of provision in 2024 was mainly due to lower nonsovereign exposures, nonsovereign rating upgrades, and improved credit outlook.

-	Administrative expenses of OCR increased by $28 million primarily because of higher salaries and benefits expenses.

Figure 2: Average Outstanding Balances of Major Balance Sheet Items
($ million)

180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
152,408
156,340
51,291
56,852
151,650
159,225
Loans
Investments for Liquidity Purpose
Borrowings
Q3 2023
Q3 2024

Notes: Average balance after swaps, including the impact of fair value changes associated with related derivatives. Loans include unamortized net loan origination costs and allowances for credit losses. Investments for liquidity purpose include securities purchased under resale arrangements and securities transferred under repurchase agreements. Borrowings include accrued interest, payable under repurchase agreements, unamortized discount or premium and issuance expense.

[5]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

-
$286 million net unrealized gains for the nine months ended 30 September 2024 ($272 million net unrealized losses – 2023) was largely due to the fair value gains on borrowings and related derivatives driven mainly by the movement of medium- and long- term interest rates (Table 2).

Table 2: Details of Net Unrealized Gains (Losses)
for the Nine Months Ended 30 September
($ million)
Item	2024	2023	Change
Fair value changes from:	293	(273)	566
Borrowings and related derivatives	403	(11)	414
Loans related derivatives	(18)	(252)	234
Investments related derivatives	(104)	(55)	(49)
Equity investments	12	45	(33)
Reclassification of unrealized gains on divested equity investment	(4)	(9)	5
Translation adjustments of nonfunctional currencies	(3)	10	(13)
Total	286	(272)	558
( ) = negative

Selected Financial Data. Selected financial data are presented in Table 3. For the nine months ended 30 September 2024, under statutory reporting, return on earning assets and return on equity increased because of the higher net income compared to the same period in 2023. Under management reporting basis, the return on earning assets and return on equity remained stable because of relatively the same level of allocable net income in 2024 and 2023. Return on loans, return on investments for liquidity purposes, and cost of borrowings, under both reporting bases, increased because of the higher levels of short-term interest rates in 2024 compared to the same period in 2023.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Table 3: Selected Financial Data
(%, unless otherwise stated)
Item	30 September 2024	30 September 2023	31 December 2023
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	8,242	8,641	22,518
Loans, EI, and ODS Disbursements	10,353	10,878	17,077
Loans and ODS Principal Repayments and Prepayments	9,036	7,214	10,585
Loans, EI, and ODS Outstanding	154,681	148,992	153,088
Statutory Reporting Basis
Net Income ($ million)	1,468	888	938
Return on Earning Assets[b]	0.9	0.6	0.5
Return on Equity[c]	3.3	2.3	1.7
Return on Loans[d]	5.2	4.7	4.7
Return on Investments for Liquidity Purpose[e]	4.7	4.2	3.9
Cost of Borrowings[f]	5.4	5.1	5.2
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	1,155	1,106	1,423
Return on Earning Assets[b]	0.7	0.7	0.7
Return on Equity[c]	2.8	2.8	2.7
Return on Loans[d]	5.3	4.9	5.0
Return on Investments for Liquidity Purpose[e]	4.9	4.4	4.5
Cost of Borrowings[f]	5.6	5.1	5.2
Capital Utilization Ratio[i]	70.6	69.1	70.0
EI = equity investments, ODS = other debt securities.
Note: All ratios are annualized and based on average monthly balances. Amounts and ratios are year-to-date figures except for outstanding balances and capital utilization ratio, which are as of period-end.
[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]
Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the nine months ended 30 September 2024, under statutory basis reporting, the return on regular and concessional OCR loans was 6.0% and 2.3%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 6.1% and 2.2%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity.

1.	Loans

Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, helps mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

OCR offers lending products broadly in three modalities:

-
Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in developing member countries. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.
Table 4: OCR Loans Outstanding by Modality as of 30 September 2024 and 31 December 2023 ($ million)
	Sovereign
	Regular	Concessional	NSO	Total
30 September 2024
Project Loan	72,363	21,955	6,030	100,348
Policy-based Loan	35,564	10,768	–	46,332
Results-based Loan	5,518	815	–	6,333
Total Outstanding	113,445	33,538	6,030	153,013
Accounting adjustments[a]	232	(115)	(36)	81
	113,677	33,423	5,994	153,094
Allowance for credit losses on loans	(93)	(168)	(376)	(637)
Loans Outstanding	113,584	33,255	5,618	152,457

31 December 2023
Project Loan	71,747	21,685	6,096	99,528
Policy-based Loan	35,862	10,291	–	46,153
Results-based Loan	5,198	700	–	5,898
Total Outstanding	112,807	32,676	6,096	151,579
Accounting adjustments[a]	227	(130)	(38)	59
	113,034	32,546	6,058	151,638
Allowance for credit losses on loans	(96)	(175)	(381)	(652)
Loans Outstanding	112,938	32,371	5,677	150,986

– = nil, ( ) = negative, NSO = nonsovereign operations, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to- maturity other debt securities. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks to off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments and guarantees.

As of 30 September 2024, total allowance for credit losses and liability for credit losses on off- balance sheet exposures decreased to $757 million ($795 million – 31 December 2023), primarily attributed to lower nonsovereign exposures, nonsovereign rating upgrades, and improved credit
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

outlook. The allowance for credit losses was also reduced by the write-off of allowance for heavily indebted poor countries (HIPC) debt relief. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.
Table 5: Summary of Allowance for Credit Losses and Liability for Credit Losses on Off-Balance Sheet Exposures ($ million)
Item	30 September 2024	31 December 2023
Allowance for credit losses on loans	637	652
Sovereign regular OCR loans	93	96
Sovereign concessional OCR loans[a]	168	175
Nonsovereign loans	376	381
Allowance for credit losses on other debt securities	10	4
Liability for credit losses on off-balance sheet exposures	110	139
Total[b]	757	795
OCR = ordinary capital resources.
[a]	Include allowance for heavily indebted poor countries debt relief ($33 million – 30 September 2024, $43 million – 31 December 2023).
[b]	Excludes Recovery Assets from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non- accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 30 September 2024, there was one sovereign concessional loan borrower with 11 loans in non- accrual status with outstanding amount of $503 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $528 million – 31 December 2023) and there were five nonsovereign borrowers with five loans in non-accrual status with outstanding amount of $146 million (four nonsovereign borrowers with four loans with outstanding amount of $134 million – 31 December 2023).
Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the nine months ended 30 September 2024, the total OCR loan commitments was $6,269 million ($6,766 million – 2023). The $497 million or 7% decrease in loan commitments was mainly due to the decrease in sovereign regular OCR project and policy- based loan commitments, sovereign concessional OCR results-based loan commitments, and nonsovereign project loan commitments, partially offset by the increase in sovereign regular OCR results-based loan commitments and sovereign concessional OCR project and policy-based loan commitments. The total loan disbursements during the nine months ended 30 September 2024 decreased to $10,150 million from $10,689 million during the same period in 2023 due to the higher sovereign regular policy-based loan disbursements in 2023 related to post-COVID-19 recovery program.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Table 6: OCR Loan Commitments
for the Nine Months Ended 30 September
($ million)
	2024		2023
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	21	3,701	12	4,386	(685)
Project	13	2,122	7	2,486	(364)
Policy-based	7	1,380	5	1,900	(520)
Results-based	1	200	–	–	200
Sovereign Concessional	23	2,022	12	1,594	428
Project	13	1,146	6	879	267
Policy-based	10	876	4	115	761
Results-based	–	–	2	600	(600)
Nonsovereign—Project	11	545	21	785	(240)
Total	55	6,269	45	6,766	(497)
– = nil, ( ) = negative, OCR = ordinary capital resources
Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.
a Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Nine Months Ended 30 September
($ million)
	2024		2023
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	7,098	6,512	8,334	4,587
Project	4,113	3,538	4,388	2,697
Policy-based	2,551	2,855	3,700	1,771
Results-based	434	119	245	118
Sovereign Concessional	2,086	1,396	1,350	1,370
Project	1,169	1,041	1,063	1,034
Policy-based	773	324	229	329
Results-based	144	32	58	7
Nonsovereign[b]	966	1,069	1,005	1,164
Total	10,150	8,977	10,689	7,120
OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.
[a]
Includes prepayment of $598 million for five sovereign regular OCR loans and $140 million for seven nonsovereign loans for the nine months ended 30 September 2024 ($70 million for one sovereign regular OCR loans and $209 million for 14 nonsovereign loans – 2023). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursements and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Table 8: OCR Loans Outstanding by Product
as of 30 September 2024 and 31 December 2023
($ million)
	Sovereign
	Regular		Concessional		Nonsovereign
Product	2024	2023	2024	2023	2024	2023
Flexible loan product[a]	113,063	112,391	n/a	n/a	4,427	4,570
Local currency loans	212	194	n/a	n/a	1,603	1,526
Concessional loans	n/a	n/a	33,538	32,676	n/a	n/a
Pool-based single currency loans[b]	169	222	n/a	n/a	n/a	n/a
Total Outstanding	113,445	112,807	33,538	32,676	6,030	6,096
Accounting adjustments[c]	232	227	(115)	(130)	(36)	(38)
Allowance for credit losses	(93)	(96)	(168)	(175)	(376)	(381)
Loans Outstanding	113,584	112,938	33,255	32,371	5,618	5,677

– = nil, n/a = not applicable, ( ) = negative, OCR = ordinary capital resources, PSCL = Pool-based single currency loan Note: Numbers may not sum precisely because of rounding.
[a]
Includes fixed rate loans amounting to $8,507 million for sovereign regular OCR loans and $510 million for nonsovereign loans as of 30 September 2024 ($8,578 million for sovereign regular OCR loans and $538 million for nonsovereign loans – 31 December 2023).

[b]	PSCLs are legacy loan products and are no longer offered.
[c]	Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base rate6 used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.
The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice-versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. During the nine months ended 30 September 2024, there was one currency conversion executed and effected amounting to $21 million (one interest rate conversion amounting to $107 million – 2023).
Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.
LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode. Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 30 September 2024.

[6]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Table 9: Summary of Charges on Sovereign Regular OCR
Flexible Loan Product and Local Currency Loans as of 30 September 2024
(basis point)
Item	FLP	CSF	SPBL
A. Loan Term	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years
B. Cost-Base Rate 1. US dollar 2. Yen 3. Euro 4. New Zealand dollar	6-month SOFR compounded in arrears 6-month TONA compounded in arrears 6-month EURIBOR 6-month Bank Bill Rate
C. Lending Spread[a]	50	75	200
D. Maturity Premium[b] for loans
with average maturity of
1. < 9 years	0
2. 9 years up to 13 years	0 – 40
3. >13 years up to 16 years	0 – 50
4. >16 years up to 19 years	0 – 75
E. Surcharge or (Rebate)[c]
1. US dollar	37	45
2. Yen	(24)
3. Euro	8
4. New Zealand dollar	52
F. Commitment Charges[d]	15	15	75
( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SOFR = Secured Overnight Financing Rate, SPBL = special policy- based loan, TONA = Tokyo Overnight Average Rate, US = United States.
[a]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.
[b]
For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[c]
To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2024.

[d]
The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cutoff; (ii) least developed countries with per capita gross national income above the IDA operational cut- off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Table 10: Sovereign Concessional OCR Loan Terms
as of 30 September 2024
Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countries[b,c]	SIDS	Emergency Assistance
A. Maturity (years)	24 – 32	25	40	40
B. Grace period (years)	8	5	10	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]	4.0%[d]
COVID-19 = coronavirus disease, OCR = ordinary capital resources, SIDS = small island developing states
Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.
[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB's confirmation of the availability of such currency. As of 30 September 2024, about 97% (97% – 31 December 2023) of the sovereign concessional OCR loans were in SDR (58%) and US dollars (39%).
Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the sovereign regular OCR loans, the cost-base rate used for FLP loans are SOFR compounded in arrears as primary option together with the optional Term SOFR for US dollar- denominated loans, and the TONA compounded in arrears is the cost-base rate for yen- denominated loans. As of 30 September 2024, there are a few nonsovereign loans temporarily using Synthetic United States dollar (USD) London interbank offered rate (LIBOR)7 until the interest reset date of each loan, after which ADB will apply its cost of funds until contract amendments are finalized.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.
LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

[7]
The United Kingdom (UK) Financial Conduct Authority (FCA) compelled the Intercontinental Exchange Benchmark Administration Limited (IBA) under the UK Benchmarks Regulation to continue publishing 1-, 3- and 6-month US dollar LIBOR settings until 30 September 2024 using an unrepresentative `synthetic' methodology. These rates are to referred to as, “Synthetic USD LIBOR”, and apply for such US dollar LIBOR settings in all unremediated legacy contracts (except cleared derivatives) until 30 September 2024 to help ensure an orderly wind-down of LIBOR.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

2.	Guarantees

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP). The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB's DMCs. Table 11 shows the commitments under the private sector programs.

Table 11: OCR Commitments under Private Sector Programs
for the Nine Months Ended 30 September
($ million)
	2024	2023	Change
Short-term	1,333	1,409	(76)
Long-term	304	295	9
Total[a]	1,638	1,704	(67)
MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program
Note: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more. Numbers may not sum precisely because of rounding.
[a] Includes $1,179 million guarantees ($1,244 million – 2023) and $266 million loans ($272 million – 2023) under TSCFP, and $192 million ($188 million – 2023) guarantees under MFP.

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). As of 30 September 2024, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $3.5 billion ($3.5 billion – 31 December 2023). In October 2024, ADB signed two additional EEA transactions with two multilateral development banks totaling $2.5 billion.

3.	Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements  and  securities  transferred  under  repurchase  agreements  amounted  to $61,014 million as of 30 September 2024 ($49,388 million – 31 December 2023). ADB’s liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the nine months ended 30 September 2024, the overall rate of return under the management reporting basis increased to 4.9% from 4.4% during the same period in 2023.

4.	Borrowings
OCR borrowings after swaps as of 30 September 2024 amounted to $161,948 million ($152,360 million – 31 December 2023). The average cost of borrowings after swaps for the nine months ended 30 September 2024 was 5.6% under the management reporting basis (5.1% – 2023). For the nine months ended 30 September 2024, ADB issued $32,254 million bonds ($28,160 million – 2023) and $6,721 million in short-term funds under its Euro-Commercial Paper Programme ($6,289 million – 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

C.	Equity and Headrooms

As of 30 September 2024, ADB’s total authorized capital of 10,639,233 shares valued at $144,160 million was fully subscribed, which consisted of $7,224 million paid-in and $136,936 million callable capital. The details of ADB’s equity as of 30 September 2024 and 31 December 2023 are shown in Table 12.

Table 12: Details of Equity
as of 30 September 2024 and 31 December 2023
($ million)
		30 September 2024	31 December 2023
	Authorized (SDR106,391)
	Subscribed (SDR106,392 - 2024, SDR106,391 - 2023)	144,160	142,741
	Less: Callable capital subscribed	136,936	135,588
	Paid-in capital subscribed	7,224	7,153
	Less: Other adjustments[a]	30	40
		7,194	7,113
Add:	(1) ADF assets transfer[b]	30,748	30,748
	(2) Other reserves[c]	18,793	17,433
	Total Equity	56,735	55,294
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.
[a] Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).
[b] The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one- time income.
[c] Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, net income after appropriation less net notional amounts required to maintain value of currency holdings, and accumulated other comprehensive income (loss). (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

In April 2022, the Board of Governors (BOG) approved the application for membership of Israel and its subscription to 150 shares (8 paid-in and 142 callable shares) of capital stock amounting to $2 million (SDR1.5 million).8 Israel’s membership and its subscription, representing 0.291% voting power, became effective in September 2024 and shareholding percentage and voting power of all members were updated as of 30 September 2024.

Allocation of OCR net income.9 In accordance with Article 40 of the Charter, the BOG annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2024 and 2023, the BOG approved the allocation of OCR’s net income for 2023 and 2022, respectively, as shown in Table 13.

[8]	ADB. 2022. Board of Governors’ Resolution No. 414 – Membership of Israel and Increase in Authorized Capital Stock.
[9]	ADB. 2024. Board of Governors’ Resolution No. 426 – Allocation of Net Income.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Table 13: Allocation of OCR Net Income
($ million)
	For the year ended
	2023	2022
Net Income	938	2,169
Adjustment to cumulative revaluation adjustments	513	(1,039)
Appropriation of guarantee fees to special reserve	(28)	(31)
Allocable net income (non-GAAP measure)	1,423	1,099
Allocation to ordinary reserve	1,005	716
Allocation to special funds
Asian Development Fund	293	292
Technical Assistance Special Fund	110	90
Asia Pacific Disaster Response Fund	15	–
Total Allocated Net Income	1,423	1,099

( ) = negative, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.

Headrooms. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, disbursed other debt securities, related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

In October 2023, ADB’s Board of Directors approved the report on the proposal to remove the Charter lending limitation (CLL) for submission to the BOG, which will require an amendment of the Charter by resolution adopted by a supermajority of ADB’s BOG. A formal resolution will be submitted to the BOG in early 2025.

As of 30 September 2024, ADB’s lending headroom was $38,459 million, representing 80% utilization of the lending authority ($37,726 million representing 80% utilization – 31 December 2023). Equity investment headroom was $3,487 million, representing 33% utilization of the ceiling ($3,399 million representing 33% utilization – 31 December 2023).

D.	Capital Adequacy
ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

As of 30 September 2024, ADB was adequately capitalized and reported CUR of 70.6% (70.0% – 31 December 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

III. SPECIAL FUNDS

ADB is authorized by the Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.	Asian Development Fund
The ADF is ADB’s largest Special Fund and main source of grant resources for supporting ADB’s poorest and most vulnerable DMCs. Established in 1974, the ADF initially provided loans on concessional terms to ADB’s lower income DMCs. ADF grants were introduced in 2005 to reduce debt burdens in ADB’s poorest DMCs. Beginning in 2017 and following the merger of ADF lending with OCR, ADF is now focused exclusively on grants, while concessional lending is provided through the concessional OCR window. ADF resources mainly come from contributions from donor partners, mobilized through periodic replenishments, and allocations from the net income of OCR. The ADF has been replenished 12 times and received contributions from 36 donor regional and nonregional partners. Negotiations for the 13th replenishment (ADF 14) and the eighth regularized replenishment of the TASF, covering 4-year period from 2025 to 2028, were concluded in May 2024 at the ADB’s 57th Annual Meeting. Donors agreed on a total replenishment of $4,995 million. This was about 22% higher than the $4,081 million available in ADF 13.

ADF 14 (Thirteenth Replenishment). In September 2024, the Board of Governors adopted the resolution for the 13th replenishment of the ADF (ADF 14) and the eighth regularized replenishment of the TASF to provide grant and TA financing to eligible recipients from 2025 to 2028. The total replenishment size was $4,995 million, consisting of $4,435 million for ADF 14 and $560 million for TASF 8. The replenishment will be financed from four sources: (i) $2,564 million from new donor contributions; (ii) $1,574 million from OCR net income transfers subject to annual approvals by ADB’s Board of Governors as part of the annual net income allocation; (iii) $351 million income from liquidity investments; and (iv) $506 million from other sources generated from savings and cancellations from previous ADF cycles, as well as partial releases of ADF 13 funds allocated to the expanded disaster and pandemic response facility and debt distress reserve. The replenishment shall become effective upon ADB’s receipt of instruments of contributions from donors for unqualified contribution commitments totaling to at least $1,282 million.10
ADF 13 (Twelfth Replenishment). In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4,081 million replenishment provides grant financing to eligible recipients from 2021 to 2024.11 The ADF 13 became effective on 8 June 2021. ADB has received all instruments of contributions from 32 donors totaling $2,361 million including qualified contributions amounting to $317 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.12

[10]	ADB. 2024. Board of Governors’ Resolution No. 427 – Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.
[11]	ADB. 2020. Board of Governors’ Resolution No. 408 – Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.
[12]	US dollar equivalent based on exchange rates in Board of Governors’ Resolution No. 408.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Contributed resources. The balance of the commitment authority available for commitment as of 30 September 2024 was $1,657 million ($1,204 million – 31 December 2023) equivalent.13

In May 2024, the Board of Governors approved the transfer of $293 million to the ADF as part of OCR’s 2023 net income allocation ($292 million – 2023) (footnote 9).
Operations. During the nine months ended 30 September 2024, 22 grants totaling $391 million were committed (11 grants totaling $106 million14 – 2023) while 27 grants totaling $451 million (22 grants totaling $272 million – 2023) became effective. Grant expenses amounted to $371 million ($257 million – 2023), net of $79 million ($4 million – 2023) undisbursed grants that were reversed as reduction in grant expenses.
Investments for liquidity purpose. The ADF investment portfolio totaled $4,870 million as of 30 September 2024 compared with $4,458 million at the end of 2023.15 As of 30 September 2024, about 10% of the portfolio was invested in time deposits (6% – 31 December 2023) and 90% in fixed-income securities (94% – 31 December 2023). For the nine months ended 30 September 2024, the rate of return on ADF investments, excluding unrealized gains and losses, was 2.9% (2.6% – 2023).

B.	Technical Assistance Special Fund

The TASF is an important source of financing for ADB’s TA activities. The TASF supports project preparation, policy advice, capacity development, and research and development in ADB developing member countries. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources. The TASF provides a stable and predictable funding source and acts as a catalyst for mobilizing funding from other TA sources.
TASF Eighth Regularized Replenishment. In September 2024, the Board of Governors adopted a resolution for the 13th replenishment of the ADF (ADF 14) and the eighth regularized replenishment of the TASF to provide grant and TA financing to eligible recipients from 2025 to 2028. The total replenishment size was $4,995 million, of which donors agreed to allocate $560 million to TASF. TA will play an increasingly important role during the ADF 14 period as ADB seeks to respond to the calls for MDB reform and expand its lending volumes under the new capital adequacy framework.

TASF Seventh Regularized Replenishment. In November 2020, as part of the ADF 13 replenishment, donors allocated $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment covers TA financing for 2021 to 2024.
Contributed resources. As of 30 September 2024, $461 million donor contributions allocated to TASF under ADF 12 has been fully received. Total of $500 million donor contributions have been received out of the $517 million allocated to TASF under ADF 13.

As of 30 September 2024, cumulative TASF resources totaled $4,217 million, of which $3,933 million had been used, leaving an uncommitted balance of $284 million ($213 million –31 December 2023). In May 2024, the Board of Governors approved the transfer of $110 million to the TASF as part of OCR’s 2023 net income allocation ($90 million – 2023) (footnote 9).

Operations. For the nine months ended 30 September 2024, net TA expenses amounted to $68 million ($82 million – 2023), comprising $86 million for 52 TA projects and 81 supplementary TA

[13]	Includes $337 million funds from ADF 12 earmarked for ADF 13.
[14]	Includes two grants totaling $11 million under the private sector window in 2023.
[15]	Includes securities purchased under resale arrangements.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

($95 million for 46 TA projects and 50 supplementary TA – 2023) made effective during the period, net of $18 million ($12 million – 2023) undisbursed amounts that were reversed as reduction in TA expenses. The undisbursed TA, net of TA advances, amounted to $650 million as of 30 September 2024 ($742 million – 31 December 2023).

Investments for liquidity purpose. As of 30 September 2024, the total investment portfolio amounted to $878 million ($744 million – 31 December 2023). About 43% of the portfolio was invested in time deposits and 57% in fixed-income securities (35% in time deposits and 65% in fixed-income securities – 31 December 2023). For the nine months ended 30 September 2024, the rate of return on TASF investments was 5.3% (3.7% – 2023).

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

In 2009, due to the global conditions and to align the assistance provided by the Government of Japan through other multilateral development banks, JSF’s role and function was transferred to the Japan Fund for Poverty Reduction to cover support for ADB’s TA operations. In January 2022, JSF operations were resumed to maximize its benefits in supporting the needs of ADB’s DMC through TA operations.

JSF IF-CAP Window. In October 2024, the Board of Directors approved the establishment of the Japan Special Fund Innovative for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IF-CAP) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP.16 The contribution will be in the form of noninterest bearing, nonnegotiable government notes cashable by ADB at any time to meet the demands for non-payments under the IF-CAP Guarantee Mechanism. Any excess encashments, reflows, and other funds that may be contributed from the Government of Japan for the same purposes may be included as part of the arrangements of the JSF-IF CAP Window.

The JSF IF-CAP Window will be administered by ADB under the governance structure of the JSF.

Contributed resources. As of 30 September 2024, the cumulative fund resources of JSF totaled $1,013 million, of which $902 million had been used, leaving an uncommitted balance of $111 million ($112 million – 31 December 2023).
Operations. During the nine months ended 30 September 2024, two TA projects and two supplementary TAs amounting to $5.75 million became effective (one TA project amounting to $2 million – 2023). The balance of undisbursed TA, net of TA advances, as of 30 September 2024 amounted to $13 million ($8 million – 31 December 2023).

Investments for liquidity purpose. As of 30 September 2024, the total investment portfolio, which was in time deposits, amounted to $123 million ($115 million – 31 December 2023).

D.	Asian Development Bank Institute
ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management

[16]
In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the nine months ended 30 September 2024, there were $5 million committed contributions ($7 million – 2023) to ADBI and expenses of ADBI totaled $10 million ($12 million – 2023). As of 30 September 2024, the balance of uncommitted balance without donor restriction (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $21 million ($24 million – 31 December 2023).

As of 30 September 2024, the total investment portfolio, which was in time deposits, amounted to $10 million ($11 million – 31 December 2023).

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 30 September 2024, cumulative RCIF resources totaled $107 million, of which $105 million had been used, leaving an uncommitted balance of $2 million ($1 million – 31 December 2023).
Operations. During the nine months ended 30 September 2024, three TA projects and one supplementary TA amounting to $1.3 million became effective (two TA projects amounting to $1.7 million – 2023), and $1.6 million undisbursed amounts were reversed as reduction in TA expense ($0.5 million – 2023). The balance of undisbursed TA, net of TA advances, as of 30 September 2024 amounted to $16 million ($21 million – 31 December 2023).
Investments for liquidity purpose. As of 30 September 2024, the total investment portfolio, which was in time deposits, amounted to $16 million ($20 million – 31 December 2023).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through technical assistance, grant components of investment projects, and direct charges.
Contributed resources. As of 30 September 2024, cumulative CCF resources totaled $104 million, of which $92 million had been used, leaving an uncommitted balance of $12 million ($15 million – 31 December 2023).

Operations. During the nine months ended 30 September 2024, no grants were committed (nil – 2023) while three grants and one TA project totaling $2.4 million became effective (two supplementary TAs amounting to $1 million – 2023) and $0.1 million undisbursed amounts were reversed as a reduction in TA expense ($0.4 million – 2023). The balance of undisbursed grants and TA, net of advances as of 30 September 2024 amounted to $15 million ($17 million – 31 December 2023).

Investments for liquidity purpose. As of 30 September 2024, the total investment portfolio, which was in time deposits, amounted to $27 million ($30 million – 31 December 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6 million.
Contributed resources. In May 2024, the Board of Governors approved the transfer of $15 million to the APDRF as part of OCR’s 2023 net income allocation (nil – 2023) (footnote 9). As of 30 September 2024, cumulative fund resources totaled $174 million, of which $140 million had been used, leaving an uncommitted balance of $34 million ($47 million – 31 December 2023). The net assets without donor restrictions as of 30 September 2024 amounted to $34 million ($20 million – 31 December 2023).

Restricted Contributions. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. In May 2020, the Government of Japan contributed $75 million―valid for 2 years―to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. In July 2023, the government requested ADB to transfer the unused balance of its contributions to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR). An initial transfer of $27.0 million was made to the JFPR in August 2024 from the total unused funds of $27.25 million, with the remaining balance of $0.25 million recorded as Payable to JFPR as of 30 September 2024. In October 2024, ADB received $14 thousand in refunds on excess funds from the United Nations Office for Project Services for two financially closed grants. This will bring the total payable of APDRF to JFPR to about $0.26 million, subject to further grant savings and adjustments, if any. The final transfer to the JFPR will be carried out once all grants financed thru this contribution are financially closed.

Operations. For the nine months ended 30 September 2024, one grant amounting to $2.8 million was committed and made effective (two grants committed amounting to $4 million – 2023; one grant made effective amounting to $1 million – 2023), and $0.2 million undisbursed amounts were reversed as a reduction in grant expenses ($12 thousand – 2023). The balance of undisbursed grants, net of grant advances as of 30 September 2024 amounted to $2 thousand ($0.7 million – 31 December 2023).
Investments for liquidity purpose. As of 30 September 2024, the total investment portfolio, which was in time deposits amounted to $31 million ($38 million – 31 December 2023).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide on 22 November 2022, the FSDPSF will support the six areas of operational focus: (i) enhancing support to emerging areas such as sustainable development goal aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to micro, small and medium enterprises and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Contributed resources. As of 30 September 2024, cumulative fund resources totaled $31 million, of which $28 million had been used, leaving an uncommitted balance of $3 million ($5 million – 31 December 2023).

In December 2023, the Government of Luxembourg committed contribution equivalent to $2 million which was transferred to the FSDPSF in January 2024.
Operations. During the nine months ended 30 September 2024, two TA projects and nine supplementary TAs totaling $3.7 million became effective (six supplementary TA projects totaling $1.7 million – 2023), and $0.2 million undisbursed amount were reversed as reduction in TA expense ($0.3 million – 2023). The balance of undisbursed TA, net of TA advances as of 30 September 2024 amounted to $10 million ($8 million – 31 December 2023).
Investments for liquidity purpose. As of 30 September 2024, the total investment portfolio, which was in time deposits, amounted to $11 million ($8 million – 31 December 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

Appendix	23

ORDINARY CAPITAL RESOURCES CONDENSED MANAGEMENT REPORTING BALANCE SHEETS as of 30 September 2024 and 31 December 2023 ($ million)
	2024			2023
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	409	–	409	998
Investments for liquidity purpose	59,506	–	59,506	47,250
Securities transferred under repurchase agreements	356	–	356	–
Securities purchased under resale arrangements	360	–	360	643
Loans outstanding — operations	152,457	–	152,457	150,986
Equity investments — operations	1,636	(309)	1,327	1,291
Other debt securities — operations	588	–	588	519
Derivative Assets
Borrowings	64,760	(4)	64,756	55,077
Investments for liquidity purpose	24,015	(415)	23,600	22,468
Loans — operations	17,505	625	18,130	19,069
Accrued interest receivable	2,395	–	2,395	1,795
Other assets	1,127	16	1,143	1,380
TOTAL	325,114	(87)	325,027	301,476
Borrowings and accrued interest	156,489	3,656	160,145	149,582
Derivative Liabilities
Borrowings	69,863	(3,758)	66,105	57,674
Investments for liquidity purpose	23,223	(345)	22,878	21,146
Loans — operations	15,351	1,488	16,839	17,531
Payable under securities repurchase agreements	356	–	356	–
Payable for swap related and other collateral	334	–	334	393
Accounts payable and other liabilities	2,763	–	2,763	973
Total Liabilities	268,379	1,041	269,420	247,299
Paid-in capital	7,194	16	7,210	7,139
Net notional maintenance of value receivable	(1,565)	–	(1,565)	(1,532)
Ordinary reserve	47,540	2	47,542	46,537
Special reserve	551	–	551	531
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	462	(462)	–	–
Unallocated net income[b]	1,448	(293)	1,155	1,423
Accumulated other comprehensive loss	40	(391)	(351)	(986)
Total Equity	56,735	(1,128)	55,607	54,177
TOTAL	325,114	(87)	325,027	301,476
– = nil, ( ) = negative.
a Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.
b After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 SEPTEMBER 2024

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES CONDENSED BALANCE SHEET 30 September 2024 and 31 December 2023 Expressed in Millions of US Dollars
A S S E T S
	30 September (Unaudited)		31 December (Audited)
DUE FROM BANKS		$409		$998

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		59,506		47,250

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes C, D, and O)		356		–

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and O)		360		643

LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Including net unamortized loan origination costs of $240 – 30 September 2024 and $229 – 31 December 2023)
Sovereign
Regular	$113,677		$113,034
Concessional	33,423		32,546
	147,100		145,580
Nonsovereign	5,994		6,058
	153,094		151,638
Less—allowance for credit losses	637	152,457	652	150,986

EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,636		1,583

OTHER DEBT SECURITIES — OPERATIONS (Notes H and O) (Net of allowance for credit losses of $10 – 30 September 2024 and $4 – 31 December 2023)		588		519

ACCRUED INTEREST RECEIVABLE		2,395		1,795

DERIVATIVE ASSETS (Notes I and O)
Borrowings	64,760		53,838
Investments for liquidity purpose	24,015		22,943
Loans — operations	17,505	106,280	19,502	96,283

OTHER ASSETS
Property, furniture, and equipment (Note J)	293		269
Swap related and other collateral (Notes I and O)	334		393
Miscellaneous (Notes C, F, K, and O)	500	1,127	692	1,354

TOTAL		$325,114		$301,411
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-1
LIABILITIES AND EQUITY
30 September (Unaudited)				31 December (Audited)

BORROWINGS (Notes L and O)			$156,489			$143,265

DERIVATIVE LIABILITIES (Notes I and O)
Borrowings		$69,863			$62,933
Investments for liquidity purpose		23,223			21,448
Loans — operations		15,351	108,437		17,105	101,486

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)			356			–

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes I and O)		334			393
Accrued pension and postretirement medical benefit costs		250			276
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)		110			139
Miscellaneous (Notes C, F, J, K, and O)		2,403	3,097		558	1,366
Total Liabilities			268,379			246,117

EQUITY (OCR-4)
Capital Stock (Note M)
Authorized and subscribed (SDR106,392 million – 30 September 2024 2024 and SDR106,391 million – 31 December 2023)		144,160			142,741
Less—“callable” shares subscribed (SDR101,061 million – 30 September 2024 and SDR101,060 million – 31 December 2023)		136,936			135,588
“Paid-in” shares subscribed (SDR5,331 million – 30 September 2024 and 31 December 2023)		7,224			7,153
Less—discount		14			14
		7,210			7,139
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)		(16)	7,194		(26)	7,113
Net notional amounts required to maintain value of currency holdings		(1,565)			(1,532)
Ordinary reserve (Note M)
From ADF assets transfer	$30,748			$30,748
From retained earnings	16,792	47,540		15,787	46,535
Special reserve		551			531
Surplus		1,065			1,065
Cumulative revaluation adjustments account		462			975
Net income after appropriation to special reserve
For the calendar year 2023		-			910
For the nine months ended 30 September 2024 (OCR-2)		1,448			–
Accumulated other comprehensive income (loss) (Note M)		40	49,541		(303)	48,181
Total Equity			56,735			55,294
TOTAL			$325,114			$301,411

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED For the Nine Months Ended 30 September 2024 and 2023 Expressed in Millions of US Dollars
	2024	2023
REVENUE (Note N)
Loans — operations (Notes E and I)	$6,152	$5,526
Investments for liquidity purpose (Notes C and I)	2,097	1,690
Equity investments — operations	81	64
Guarantees — operations	20	21
Other debt securities — operations	34	36
Other sources—net	57	51
Total	8,441	7,388

EXPENSES (Note N)
Borrowings and related expenses (Note I)	(6,721)	(5,756)
Administrative expenses (Note M)	(529)	(501)
Release of provision for credit losses—net (Notes E, F, and H)	20	57
Other expenses	(20)	(17)
Total	(7,250)	(6,217)

NET REALIZED (LOSSES) GAINS
Investments for liquidity purpose (Notes C, I, M, and N)	(16)	(33)
Equity investments — operations (Note N)	7	22
Total	(9)	(11)
NET UNREALIZED GAINS (LOSSES) (Notes G, I, L, and N)	286	(272)

NET INCOME	$1,468	$888
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED For the Nine Months Ended 30 September 2024 and 2023 Expressed in Millions of US Dollars
	2024		2023
NET INCOME (OCR-2)		$1,468		$888

Other comprehensive income (loss) (Note M) Unrealized holding gains (losses)	$262		$(278)
Currency translation adjustments	100		(128)
Pension/postretirement liability adjustments	(19)	343	(20)	(426)

COMPREHENSIVE INCOME		$1,811		$462
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED For the Nine Months Ended 30 September 2024 and 2023 Expressed in Millions of US Dollars
	2024	2023
Balance, beginning of period	$55,294	$54,214
Comprehensive income for the period (OCR-3)	1,811	462
Encashment of demand obligations	10	9
Change in US dollar value on
Paid-in capital	71	(84)
Demand obligations	0	1
Net notional maintenance of value receivable	(33)	(0)
Allocation of prior year income to Special Funds (Note M)	(418)	(382)
Balance, end of period	$56,735	$54,220
Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED For the Nine Months Ended 30 September 2024 and 2023 Expressed in Millions of US Dollars
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$5,453	$4,427
Interest received on investments for liquidity purpose	1,675	1,343
Interest received for securities purchased under resale/repurchase arrangement	18	32
Interest and other charges received on other debt securities — operations	35	37
Dividends and other cash distributions received on equity investments — operations	67	30
Interest and other financial expenses paid	(6,696)	(4,985)
Administrative expenses paid	(614)	(542)
Others—net	116	74
Net Cash Provided by Operating Activities	54	416
CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	2,379	1,972
Maturities of investments for liquidity purpose	243,857	222,422
Purchases of investments for liquidity purpose	(256,317)	(231,127)
Receipts from securities purchased under resale arrangements	85,293	168,510
Payments for securities purchased under resale arrangements	(85,010)	(169,353)
Principal collected on loans — operations	8,977	7,120
Loans — operations disbursed	(9,986)	(10,455)
Derivatives—net	1,135	713
Change in other collateral	(1)	15
Property, furniture, and equipment acquired	(51)	(34)
Sales of equity investments — operations	67	74
Purchases of equity investments — operations	(78)	(109)
Maturities of other debt securities — operations	59	94
Purchases of other debt securities — operations	(125)	(81)
Net Cash Used in Investing Activities	(9,801)	(10,239)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	39,416	50,299
Borrowings redeemed	(29,472)	(40,712)
Issuance expenses paid	(22)	(25)
Demand obligations of members encashed	10	9
Derivatives—net	(296)	(641)
Change in swap related collateral	(57)	319
Resources transferred to Special Funds	(418)	(382)
Net Cash Provided by Financing Activities	9,161	8,867
Effect of Exchange Rate Changes on Cash	(62)	(49)
Net Decrease in Cash	(648)	(1,005)
Cash at Beginning of Period
Due from Banks	998	2,256
Swap Related and Other Collateral	393	148
Total	1,391	2,404
Cash at End of Period
Due from Banks	409	920
Swap Related and Other Collateral	334	479
Total	$743	$1,399

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-6

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off- balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non- accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.
When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to

OCR-6

continued
hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange (FX) swaps, are recorded on a gross basis.

Fair Value of Financial Instruments
ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy
ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable. Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024. The adoption of this ASU did not have a material impact on OCR’s financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This Update incorporates certain

OCR-6

continued
disclosures requirements referred to by the SEC in its final rule in August 2018 that overlap or are incremental to those in GAAP and introduces technical corrections and clarifications. The SEC intends to eliminate the related disclosure requirements from its existing regulations when the amendments in GAAP are issued to avoid duplication. The effective date of each amendment will be the date on which the SEC’s removal of that related disclosure from its regulations becomes effective, with early adoption prohibited. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This Update expands reportable segment disclosure requirements by primarily requiring public entities to disclose significant expenses for reportable segments in both interim and annual reporting periods. In addition, it now requires public entities with a single reportable segment to provide all segment disclosures under Topic 820. The amendments in this Update are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024. Early adoption is permitted. ADB is evaluating the disclosure requirements in the ASU and does not expect the adoption of this Update to have a material impact on the financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.
NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE
The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.
All investment securities and time deposits held by ADB are considered to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.
Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 30 September 2024 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $161 million ($101 million – 31 December 2023).
ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 September 2024, there were $113 million unsettled sales and uncollected maturities ($251 million – 31 December 2023) included under OTHER ASSETS – Miscellaneous and $1,890 million unsettled purchases ($94 million – 31 December 2023) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

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The FV and amortized cost of the investments by contractual maturity as of 30 September 2024 and 31 December 2023 are as follows:

($ million)

	30 September 2024		31 December 2023
		Amortized		Amortized
	Fair Value	Cost	Fair Value	Cost
Due in one year or less	$25,516	$25,545	$14,959	$14,990
Due after one year through five years	29,558	29,928	29,623	30,438
Due after five years through ten years	2,658	2,703	1,736	1,864
Due after ten years through fifteen years	1,022	980	221	220
Due after fifteen years	752	822	711	794
Total	$59,506	$59,978	$47,250	$48,306

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)

	Amortized	Gross Unrealized
30 September 2024	Cost	Gains	Losses	Fair Value
Government or government-related obligations	$35,130	$156	$(592)	$34,694
Other securities
Corporate obligations	9,742	105	(72)	9,775
Asset/Mortgage-backed securities	1,791	14	(83)	1,722
Total	$46,663	$275	$(747)	$46,191
31 December 2023
Government or government-related obligations	$32,100	$44	$(892)	$31,252
Other securities
Corporate obligations	9,010	41	(148)	8,903
Asset/Mortgage-backed securities	1,748	5	(107)	1,646
Total	$42,858	$90	$(1,147)	$41,801

For the nine months ended 30 September:	2024	2023
Change in net unrealized gains and losses from prior period	$586	$(41)
Proceeds from sales	2,379	1,972
Gross gain on sales	5	2
Gross loss on sales	(21)	(35)

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The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized losses position as of 30 September 2024 and 31 December 2023. There were 158 government or government-related obligations (185 – 31 December 2023), 459 corporate obligations (794 – 31 December 2023), and 165 asset- backed/mortgage-backed securities (172 – 31 December 2023) that had unrealized losses for over one year representing 32.77% (45.17% – 31 December 2023) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
30 September 2024
Government or government- related obligations
Other securities	$3,748	$56	$16,883	$536	$20,631	$592
Corporate obligations	1,158	6	1,885	66	3,043	72
Asset/Mortgage-backed securities	82	0	733	83	815	83
Total	$4,988	$$62	$19,501	$685	$24,489	$747
31 December 2023
Government or government- related obligations	$8,893	$25	$17,733	$867	$26,626	$892
Other securities Corporate obligations	2,433	12	2,603	136	5,036	148
Asset/Mortgage-backed securities	208	1	1,005	106	1,213	107
Total	$11,534	$38	$21,341	$1,109	$32,875	$1,147

As of 30 September 2024, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2024 and 31 December 2023 is as follows:

($ million)

	Fair Value Measurements
30 September 2024	Total	Level 1	Level 2	Level 3
Investments for liquidity purpose
Government or government-related obligations	$34,694	$31,129	$3,565	$–
Time deposits	13,315	–	13,315	–
Other securities	11,497	7,589	3,908	–
Securities transferred under repurchase agreements	356	356	–	–
Securities purchased under resale arrangements	360	–	360	–
Total at fair value	$60,222	$39,074	$21,148	$–

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($ million)

		Fair Value Measurements
31 December 2023	Total	Level 1	Level 2	Level 3
Investments for liquidity purpose
Government or government-related obligations	$31,252	$28,597	$2,655	$–
Time deposits	5,449	–	5,449	–
Other securities	10,549	7,311	3,238	–
Securities transferred under repurchase agreements	–	–	–	–
Securities purchased under resale arrangements	643	–	643	–
Total at fair value	$47,893	$35,908	$11,985	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, FX rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 September 2024 and 31 December 2023 are summarized below.

($ million)

	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities	Gross amounts not offset in the balance sheet
	presented in the	Financial	Collateral
	balance sheet	instruments	pledged	Net amount
30 September 2024
Payable under securities repurchase agreements	$356	$356	$–	$0
31 December 2023
Payable under securities repurchase agreements	$–	$–	$–	$–

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The contractual maturity of payable under securities repurchase agreements as of 30 September 2024 and 31 December 2023 are summarized below:

($ million)

	Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
30 September 2024
Payable under securities repurchase agreement
Government or government-related obligations	$356	$–	$–	$356

Gross amount of recognized liabilities for repurchase agreements disclosed above				356

Amounts related to agreements not included in offsetting disclosure				$–

30 December 2024
Payable under securities repurchase agreement
Government or government-related obligations	$–	$–	$–	$–
–
Gross amount of recognized liabilities for repurchase agreements disclosed above				–

Amounts related to agreements not included in offsetting disclosure				$–

NOTE E—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular OCR loans and concessional OCR loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cutoff; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

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As of 30 September 2024 and 31 December 2023, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	30 September 2024		31 December 2023
Borrower	$ million	%	$ million	%
India	$25,678	17	$25,033	17
People’s Republic of China	18,313	12	19,643	13
Bangladesh	15,980	11	15,330	10
Philippines	15,897	10	15,028	10
Pakistan	15,664	10	15,421	10
Indonesia	13,638	9	13,627	9
Viet Nam	7,833	5	7,986	5
Others (individually less than 5% of total loans)	40,010	26	39,511	26
	153,013	100	151,579	100
Fair value adjustment on concessional loans	(159)		(170)
Allowance for credit losses	(637)		(652)
Unamortized loan origination costs—net	240		229
	(556)		(593)
Loans Outstanding	$152,457		$150,986

The following table summarizes the net loans outstanding by major category as of 30 September 2024 and 31 December 2023:

($ million)
	30 September 2024	31 December 2023
Sovereign loans Regular	$113,584	$112,938
Concessional	33,255	32,371
Subtotal	146,839	145,309
Nonsovereign loans	5,618	5,677
Total	$152,457	$150,986

As of 30 September 2024 and 31 December 2023, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)

	30 September 2024			31 December 2023
	Undisbursed Committed Loans		Loans Approved	Undisbursed Committed Loans		Loans Approved
		Not Yet	Not Yet		Not Yet	Not Yet
	Effective	Effective	Committed	Effective	Effective	Committed
Sovereign loans Regular	$31,548	$931	$2,052	$28,705	$7,615	$1,988
Concessional	11,010	1,306	326	10,946	1,896	313
Subtotal	42,558	2,237	2,378	39,651	9,511	2,301
Nonsovereign loans	1,137	–	828	1,373	–	677
Total	$43,695	$2,237	$3,206	$41,024	$9,511	$2,978

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Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 30 September 2024 and 31 December 2023 is as follows:

($ million)

	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
30 September 2024
Sovereign loans Regular	$–	$–	$–	$–	$113,445	$113,445
Concessional	3	2	7	13	33,525	33,538
Subtotal	3	2	7	13	146,970	146,983
Nonsovereign loans	5	3	69	77	5,953	6,030
Total	$8	$5	$76	$90	$152,923	153,013
Fair value adjustment on concessional loans						(159)
Allowance for credit losses						(637)
Unamortized loan origination cost—net						240
Loans Outstanding						152,457
 Notes:
1.	Numbers may not sum precisely because of rounding.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $2,073 million.

($ million)

	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
31 December 2023 Sovereign loans Regular	$1	$–	$–	$1	$112,806	$112,807
Concessional	2	4	15	21	32,655	32,676
Subtotal	3	4	15	22	145,461	145,483
Nonsovereign loans	4	4	59	67	6,029	6,096
Total	$7	$8	$74	$89	$151,490	151,579
Fair value adjustment on concessional loans						(170)
Allowance for credit losses						(652)
Unamortized loan origination cost—net						229
Loans Outstanding						$150,986
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,561 million.

Loans in Non-Accrual Status

ADB places loans in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

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The following tables provide a summary of financial information related to loans in non-accrual status:

($ million)

As of	30 September 2024	31 December 2023
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	503	528
Nonsovereign	146	134
Total	$649	$662
Loans past due for more than 90 days not in non-accrual status
Sovereign	$–	$–
Regular	–	–
Concessional	–	–
Nonsovereign	–	–
Total	$–	$–

For the nine months ended 30 September:	2024	2023
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	6	–
Nonsovereign	–	3
Total	$6	$3
a An allowance for credit losses has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from Asian Development Fund (ADF) were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.
The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 September 2024, the unamortized balance of the FV adjustment on concessional loans was $159 million ($170 million – 31 December 2023).
Credit Quality Information
ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

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The amortized cost basis by origination year and internal risk rating for loans as of 30 September 2024 and 31 December 2023 is as follows:

($ million)

		30 September 2024
		Origination Year						Private Sector
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$6	$4,470	$3,680	$6,183	$10,926	$47,968	$–	$73,233
Medium credit risk	6–8 (BB+ to BB–)	26	16	112	430	443	10,813	–	11,840
Significant credit risk	9–11 (B+ to B–)	988	1,932	2,323	2,859	3,908	24,514	–	36,524
High credit risk	12–14 (CCC+ to D)	451	1,090	2,194	1,935	2,102	17,731	–	25,503
Total Sovereign Loans		1,471	7,508	8,309	11,407	17,379	101,026	–	147,100

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	77	275	–	99	1,051	58	1,560
Medium credit risk	6–8 (BB+ to BB–)	71	452	363	270	128	912	50	2,246
Significant credit risk	9–11 (B+ to B–)	10	231	116	117	99	1,063	90	1,726
High credit risk	12–14 (CCC+ to D)	–	42	9	12	–	399	–	462
Total Nonsovereign Loans		81	802	763	399	326	3,425	198	5,994
Total		$1,552	$8,310	$9,072	$11,806	$17,705	$104,451	$198	$153,094
Notes:
1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $2,073 million.

($ million)

		31 December 2023
		Origination Year						Private Sector
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$2,265	$3,204	$5,967	$12,157	$5,196	$44,894	$–	$73,683
Medium credit risk	6–8 (BB+ to BB–)	940	676	2,105	1,651	1,730	20,129	–	27,231
Significant credit risk	9–11 (B+ to B–)	572	1,516	963	2,607	1,632	12,283	–	19,573
High credit risk	12–14 (CCC+ to D)	981	2,112	1,768	2,069	2,568	15,595	–	25,093
Total Sovereign Loans		4,758	7,508	10,803	18,484	11,126	92,901	–	145,580

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	281	–	213	13	1,186	8	1,701
Medium credit risk	6–8 (BB+ to BB–)	169	396	296	292	221	805	36	2,215
Significant credit risk	9–11 (B+ to B–)	72	104	173	19	414	749	122	1,653
High credit risk	12–14 (CCC+ to D)	39	–	12	–	23	415	–	489
Total Nonsovereign Loans		280	781	481	524	671	3,155	166	6,058
Total		$5,038	$8,289	$11,284	$19,008	$11,797	$96,056	$166	$151,638
Notes:
1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,561 million.

No nonsovereign loans were written off during the nine months ended 30 September 2024 and for the year ended 31 December 2023.
No trade and supply chain finance, and microfinance programs were converted to term loans for the nine months ended 30 September 2024 and for the year ended 31 December 2023.
ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

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Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding during the nine months ended 30 September 2024 and for the year ended 31 December 2023, are as follows:

($ million)
	30 September 2024			31 December 2023
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Beginning balance	$271	$381	$652	$309	$426	$735
Release of provision	0	(5)	(5)	(38)	(45)	(83)
Write-off	(10)[a]	–	(10)	–	–	–
Ending balance	$261	$376	$637	$271	$381	$652
a Represents write-off of provision for HIPC debt relief to Afghanistan.

For the nine months ended 30 September 2024, there were no loan modifications for borrowers facing financial difficulties. For the year ended 31 December 2023, one nonsovereign loan was modified and restructured through deferral of principal repayments, reduction of interest rates and waiver of other charges. The restructuring resulted to a conversion of the loan into a continuing term loan and an optionally convertible debenture.

Liability for Credit Losses
ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 30 September 2024, the amount of liability for credit losses on undisbursed loan commitments was $56 million ($82 million – 31 December 2023) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure
ADB does not sell its sovereign loans. As of 30 September 2024 and 31 December 2023, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 30 September 2024 and 31 December 2023 is as follows:

($ million)
	30 September 2024	31 December 2023
Level 1	$–	$–
Level 2	–	–
Level 3	153,771	151,619
Total at fair value	$153,771	$151,619

NOTE F—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the

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continued
event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 September 2024 and 31 December 2023 covered:

($ million)
	30 September 2024		31 December 2023
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$33	$–	$33	$–
without counterguarantee[a]	3,977	3,867	4,012	3,889
	4,010	3,867	4,045	3,889
Nonsovereign
with counterguarantee	82	35	87	39
without counterguarantee	82	37	87	41
	164	72	174	80
Subtotal	4,174	3,939	4,219	3,969

Private Sector Programs
Nonsovereign
with counterguarantee	419	419	788	788
without counterguarantee	959	959	789	789
Subtotal	1,378	1,378	1,577	1,577
Total	$5,552	$5,317	$5,796	$5,546
a Includes exposure exchange agreement amounting to $3,500 million ($3,500 million – 31 December 2023).

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

ADB entered into an exposure exchange agreement (EEA) with other multilateral development banks (MDBs) which is recognized as financial guarantees in the financial statements. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in non-accrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB receives a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 30 September 2024, outstanding amount of guarantee provided under EEA amounted to $3.5 billion ($3.5 billion – 31 December 2023).

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As of 30 September 2024, a total liability of $192 million ($207 million – 31 December 2023) relating to standby ready obligations for seven credit risk guarantees (nine – 31 December 2023) and one political risk guarantee (one – 31 December 2023)1 is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $159 million ($172 million – 31 December 2023) pertains to EEA.

Credit Quality Information
For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 30 September 2024, a liability of $51 million ($54 million – 31 December 2023) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure
As of 30 September 2024 and 31 December 2023, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/guarantee liabilities classified as Level 3 as of 30 September 2024 and 31 December 2023 are as follows:

	Unobservable	Range (Average)[a]
Valuation Technique	Input	30 September 2024	31 December 2023
Discounted cash flows	Discount rates	2.22%	2.22% to 3.04% (2.38%)

a Average represents the arithmetic average of the unobservable inputs.

1 ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable/liability for the nine months ended 30 September 2024 and for the year ended 31 December 2023:

($ million)
	Guarantee Receivable/Liability
	30 September 2024	31 December 2023
Balance, beginning of the period	$207	$167
Issuances	20	84
Amortization	(35)	(44)
Balance, end of the period	$192	$207
Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS
ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 September 2024 and 31 December 2023 are as follows:

($ million)
	30 September 2024	31 December 2023
Equity method	$1,221	$1,165
Fair value method	415	418
Total	$1,636	$1,583

Additional information relating to equity investments reported at FV are as follows:

($ million)
As of	30 September 2024	31 December 2023
Cost	$343	$357
Fair value	415	418
Gross unrealized gains	128	123
Gross unrealized losses	(56)	(62)

For the nine months ended 30 September:	2024	2023
Net unrealized gains	$8	$36
Net realized gains	7	22
Net gains	15	58

As of 30 September 2024, approved equity investments that have not been committed/signed amounted to $26 million ($151 million – 31 December 2023) and committed/signed equity investments that have not been disbursed amounted to $606 million ($492 million – 31 December 2023).

Fair Value Disclosure
ADB’s equity investments reported at FV as of 30 September 2024 were $415 million ($418 million – 31 December 2023). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as

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continued
Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 30 September 2024 and 31 December 2023 is as follows:

($ million)
	30 September 2024	31 December 2023
Level 1	$93	$62
Level 2	136	116
Level 3	186	240
Total equity investments at fair value	$415	$418

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 September 2024 and 31 December 2023 are presented as follows.

	Fair Value		Range
Valuation Technique	($ million)	Unobservable Inputs	(Weighted Average)[a]
30 September 2024
Discounted cash flow	$20	Discount rate	15.60% – 17.20% (16.02%)
Comparable valuations	99	Price-to-book multiples	0.54x – 2.31x(1.36x)
		EV/EBITDA	19.50x
Net asset value	67	Discount	40%
	$186

31 December 2023
Discounted cash flow	$22	Discount rate	15.20% – 18.70% (17.92%)
Comparable valuations	128	Price-to-book multiples	0.50x – 2.10x(1.00x)
		EV/EBITDA	5.80x – 17.10x(14.03x)
Net asset value	90	Discount	40%
	$240

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization. WACC = weighted average cost of capital.
a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, and EV/EBITDA will generally increase (decrease) the FV of the equity investments. The valuation technique used for one Level 3 equity investment was changed during the nine months ended 30 September 2024 (four Level 2 and two Level 3 equity investments – for the year ended 31 December 2023) to reflect a more relevant FV measurement.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investment for the nine months ended 30 September 2024 and for the year ended 31 December 2023:

($ million)
	Equity investments under FV Method
	30 September 2024	31 December 2023
Balance, beginning of period	$240	$194
Transfer to Level 3	–	38
Disbursement	0	2
Divestment	(40)	(8)
Reclassified out of Level 3	(4)	(37)
Total unrealized (losses) gains
Included in earnings[a]	(13)	50
Included in other comprehensive income (loss)[b]	3	1
Balance, end of period	$186	$240

The amount of total (losses) gains for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$(9)	$50
0 = less than $0.5 million.
a Included in net unrealized gains (losses) (OCR-2).
b Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 30 September 2024 and 31 December 2023, HTM and AFS other debt securities are as follows:

($ million)
	30 September 2024	31 December 2023
Available for sale	$101	$65
Held-to-maturity	497	458
	598	523
Allowance for credit losses	(10)	(4)
Total	$588	$519

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 September 2024 and 31 December 2023 are presented below:

($ million)
	30 September 2024		31 December 2023
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$64	$83	$65	$83
Due after one year through five years	488	486	411	399
Due after five years through ten years	50	35	52	45
Due after ten years through fifteen years	–	–	–	–
Due after fifteen years through twenty years	0	1	–	–
Total	$602	$605	$528	$527
0 = less than $0.5 million.

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continued
Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 30 September 2024 and 31 December 2023 is as follows:
($ million)
		30 September 2024
		Origination Year
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$11	$–	$–	$–	$11
Medium credit risk	6-8 (BB+ to BB–)	–	89	27	40	44	179	379
Significant credit risk	9-11 (B+ to B–)	–	7	7	–	–	93	107
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–	–	–
Total		$–	$96	$45	$40	$44	$272	$497
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $9 million.
($ million)
		31 December 2023
		Origination Year
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$12	$–	$–	$–	$–	$12
Medium credit risk	6-8 (BB+ to BB–)	–	28	52	57	184	102	423
Significant credit risk	9-11 (B+ to B–)	7	7	–	–	9	–	23
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–	–	–
Total		$7	$47	$52	$57	$193	$102	$458
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $9 million.

Internal risk ratings of HTM debt securities are updated at least annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities for the nine months ended 30 September 2024 and for the year ended 31 December 2023 are as follows:

($ million)
	30 September 2024	31 December 2023
Balance, beginning of the period	$4	$5
Provision (Release of provision)	6	(1)
Balance, end of the period	$10	$4

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

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As of 30 September 2024 and 31 December 2023, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 30 September 2024, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $2 million ($3 million – 31 December 2023) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.
Fair Value Disclosure
The FV hierarchy of ADB’s other debt securities as of 30 September 2024 and 31 December 2023 is as follows:

($ million)
	30 September 2024	31 December 2023
Level 1	$77	$55
Level 2	15	10
Level 3	513	462
Total at fair value	$605	$527

There is one AFS other debt security classified as Level 3 as of 30 September 2024 (nil – 31 December 2023.

The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 30 September 2024 are as follows:

Valuation Technique	Unobservable Input	Rate
Discounted cash flows	Discount rates	18.80%
Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities.

The following table presents the changes in the carrying amounts of ADB’s Level 3 other debt securities at fair value method for the nine months ended 30 September 2024:

($ million)
30 September 2024
Balance, beginning of period	$–
Transfer to Level 3	10
Total losses included in accumulated other comprehensive income (loss)[a]	(2)
Balance, end of period	$8

The amount of total losses for the period included in other comprehensive income attributable to the change in unrealized gains or lossesa relating to assets still held at reporting date	$(2)
a Included in unrealized holding gains from other debt securities — operations and accumulated translation adjustments (Note M).

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continued
Additional information relating to other debt securities classified as AFS are as follows:

($ million)
As of	30 September 2024	31 December 2023
Amortized cost	$105	$70
Fair value	101	65
Gross unrealized gains	1	0
Gross unrealized losses	(5)	(5)

For the nine months ended 30 September:	2024	2023
Decrease (Increase) in net unrealized losses from prior period	$1	$(4)
0 = less than $0.5 million.

As of 30 September 2024, ADB had the intent to hold and was not required to sell the AFS other debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and FX swaps and forward contracts for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.
Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate and currency swaps usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and FX swaps and forward contracts that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loans related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 September 2024 amounted to $1,721 million for derivative assets ($391 – 31 December 2023) and $1,732 million for derivative liabilities ($3 thousand – 31 December 2023).

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continued
Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 30 September 2024 and 31 December 2023 are as follows:

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
30 September 2024
Assets
Borrowings related derivatives	Derivative Assets - Borrowings
Currency swaps		$64,167	$–	$61,354	$2,813
Interest rate swaps		593	–	592	1
Investments related derivatives	Derivative Assets - Investments for
Currency swaps		16,470	–	16,470	–
Interest rate swaps	liquidity purpose	264	–	264	–
Foreign exchange swaps		7,221	–	7,221	–
Foreign exchange forward		60	–	60	–
Loans related derivatives	Derivative Assets - Loans — Operations
Currency swaps		17,273	–	17,273	–
Interest rate swaps		232	–	232	–

Total assets at fair value		$106,280	$–	$103,466	$2,814

Liabilities
Borrowings related derivatives	Derivative Liabilities - Borrowings
Currency swaps		$66,246	$–	$66,246	$–
Interest rate swaps		3,617	–	3,617	1
Investments related derivatives	Derivative Liabilities - Investments for liquidity purpose
Currency swaps		15,638	–	15,638	–
Interest rate swaps		154	–	154	–
Foreign exchange swaps		7,371	–	7,371	–
Foreign exchange forward		60	–	60	–
Loans related derivatives	Derivative Liabilities - Loans — Operations
Currency swaps		15,276	–	14,128	1,148
Interest rate swaps		75	–	75	–
Total liabilities at fair value		$108,437	$–	$107,288	$1,149

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continued

 ($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
31 December 2023
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$53,587	$–	$51,504	$2,083
Interest rate swaps		251	–	251	0
Investments related derivatives	Derivative Assets - Investments for liquidity purpose
Currency swaps		17,567	–	17,567	–
Interest rate swaps		294	–	294	–
Foreign exchange swaps		4,911	–	4,911	–
Foreign exchange forward		171	–	171	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	19,209	–	19,209	–
Interest rate swaps		293	–	293	0
Total assets at fair value		$96,283	$–	$94,200	$2,083

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$57,687	$–	$57,687	$–
Interest rate swaps		5,246	–	5,245	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for liquidity purpose	16,017	–	16,017	–
Interest rate swaps		181	–	181	–
Foreign exchange swaps		5,082	–	5,082	–
Foreign exchange forward		168	–	168	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	16,989	–	16,076	913
Interest rate swaps		116	–	116	0
Total liabilities at fair value		$101,486	$–	$100,572	$914
0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 30 September 2024 and 31 December 2023 are presented below:

Range (Weighted Average)a
Valuation Technique	Unobservable Inputs	30 September 2024	31 December 2023
Discounted cash flows	Basis spreads	-0.64% to 40.47% (2.89%)	-11.11% to 11.34% (-1.4%)
a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis spread will generally decrease (increase) the FV of derivatives.

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continued

The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the nine months ended 30 September 2024 and for the year ended 31 December 2023:

($ million)
	Borrowings related derivatives		Loans related derivatives
	Assets	Liabilities	Assets	Liabilities
30 September 2024
Balance, beginning of period	$2,083	$(1)	$0	$(913)
Total realized/unrealized gains (losses)
Included in earnings[a]	82	0	(0)	(2)
Included in other comprehensive (loss) income[b]	(9)	0	–	(52)
Issuances	1,062	–	–	(296)
Maturities/Redemptions	(404)	–	–	115
Balance, end of period	$2,814	$(1)	$–	$(1,148)

The amount of total (losses) gains for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$23	$0	$0	$(2)

31 December 2023
Balance, beginning of year	$2,456	$(1)	$–	$(1,125)
Total realized/unrealized (losses) gains
Included in earnings[a]	176	(0)	0	(8)
Included in other comprehensive (loss) income[b]	2	0	–	(3)
Issuances	310	–	–	(82)
Maturities/Redemptions	(861)	–	–	305
Balance, end of year	$2,083	$(1)	$0	$(913)

The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$130	$(0)	$0	$(12)
0 = less than $0.5 million.
[a]	Included in net unrealized gains (losses) (OCR-2).
[b]	Included in accumulated translation adjustments (Note M).

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Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
		Amount of Gain (Loss) recognized in
	Location of Gain (Loss)	Income (Expenses) on Derivatives
	recognized in Income (Expenses) on Derivatives	30 September 2024	30 September 2023
Borrowings related derivatives
Currency swaps	Borrowings and related expenses	$(1,043)	$(988)
	Net Realized (Losses) Gains	0	(3)
	Net Unrealized Gains (Losses)	842	119

Interest rate swaps	Borrowings and related expenses	(2,309)	(2,185)
	Net Unrealized Gains (Losses)	1,910	(575)
		$(600)	$(3,632)
Investments related derivatives
Currency swaps	Revenue from Investments for liquidity purpose	$566	$554
	Net Unrealized Gains (Losses)	(27)	(95)

Interest rate swaps	Revenue from Investments for liquidity purpose	63	35
	Net Realized (Losses) Gains	1	–
	Net Unrealized Gains (Losses)	(87)	39

Foreign exchange swaps	Revenue from Investments for liquidity purpose	220	233
	Net Unrealized Gains (Losses)	10	1
		$746	$767
Loans related derivatives
Currency swaps	Revenue from Loans — Operations	$575	$515
	Net Unrealized Gains (Losses)	4	(221)

Interest rate swaps	Revenue from Loans — Operations	24	23
	Net Unrealized Gains (Losses)	(21)	(31)
		$582	$286

Counterparty Credit Risks
ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement).

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Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2024, ADB received collateral of $668 million ($569 million – 31 December 2023) in connection with swap agreements. Of this amount, $304 million ($362 million – 31 December 2023) is included under swap related and other collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2024 and 31 December 2023 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)
	30 September 2024		31 December 2023
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$106,280	$(108,438)	$96,283	$(101,486)
Gross amounts not offset in the balance sheet
Financial instruments	(105,822)	105,822	(95,958)	95,958
Collateral received[a]	(431)	–	(321)	–
Net amount[b]	$27	$(2,616)	$4	$(5,528)
[a]	Includes cash and securities collateral used to cover positive marked-to-market exposures.
[b]	ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 September 2024 and 31 December 2023 is as follows:

($ million)
	30 September 2024	31 December 2023
Land	$10	$10
Buildings and improvements	121	122
Office furniture and equipment	111	86
Right-of-use asset	51	51
Total	$293	$269

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 September 2024, lease liability amounted to $47 million ($46 million – 31 December 2023) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

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NOTE K—RELATED PARTY TRANSACTIONS

As of 30 September 2024 and 31 December 2023, ADB had the following net receivables and payables to ADF, other Special Funds, external trust funds under ADB administration (Trust Funds), and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution Plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	30 September 2024	31 December 2023
Amounts receivable from:
Asian Development Fund (Note N)	$23	$26
Other Special Funds	1	1
Trust Funds and Others—net	5	5
Employee Benefit Plans—net	5	9
Total	$34	$41

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 30 September 2024 and 31 December 2023 are as follows:

($ million)
	30 September 2024	31 December 2023
At Amortized cost	$2,157	$2,459
At Fair value	154,332	140,806
Total	$156,489	$143,265

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating- rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive income (loss) account.

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The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 30 September 2024 and 31 December 2023 are as follows:

($ million)
	30 September 2024	31 December 2023
At Amortized cost
Level 1	$–	$–
Level 2	1,822	2,075
Level 3	460	505
Subtotal	2,282	2,580

At Fair value
Level 1	–	–
Level 2	146,862	133,773
Level 3	7,470	7,033
Subtotal	154,332	140,806
Total borrowings at fair value	$156,614	$143,386

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 September 2024 and 31 December 2023 are presented below:

Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	30 September 2024	31 December 2023
Discounted cash flows	Derived credit spreads	-0.71% to 3.92% (0.17%)	-0.77% to 15.13% (-0.1%)
[a]	Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the nine months ended 30 September 2024 and the year ended 31 December 2023:

($ million)
	30 September 2024	31 December 2023
Balance, beginning of the period	$7,033	$6,973
Total (gains) losses - (realized/unrealized)
Included in earnings[a]	105	273
Included in other comprehensive income[b]	51	(92)
Issuances	3,452	1,834
Maturities/Redemptions	(3,171)	(1,955)
Balance, end of the period	$7,470	$7,033

The amount of total (gains) losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$48	$175

The amount of total losses (gains) for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$59	$(14)
[a]	Included in net unrealized gains (losses) (OCR-2).
[b]	Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).
[c]	Included in unrealized holding gains from borrowings (Note M).

OCR-6

continued

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB as of 30 September 2024 totaling 10,639,233 shares (10,639,083 shares – 31 December 2023), was fully subscribed by members. Of the subscribed shares, 10,106,089 (10,105,947 – 31 December 2023) are “callable” and 533,144 (533,136 – 31 December 2023) are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest- bearing demand obligations received on demand amounted to $16 million ($26 million – 31 December 2023).

As of 30 September 2024, the value of the SDR in terms of the US dollar was $1.354990 ($1.341670 – 31 December 2023) giving a value for each share of ADB’s capital equivalent to $13,549.90 ($13,416.70 – 31 December 2023).

In September 2024, Israel became ADB’s 69th member, subscribing to 150 shares of ADB’s authorized capital stock.

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Allocation of Net Income

In May 2024, the Board of Governors approved the following with respect to ADB’s 2023 net income of $910 million, after the appropriation of guarantee fees of $28 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $513 million representing adjustments for the net unrealized losses for the year ended 31 December 2023, be added from the cumulative revaluation adjustments (CRA) account; (ii) $1,005 million be allocated to the Ordinary Reserve; (iii) $293 million be allocated to the ADF; (iv) $110 million be allocated to the Technical Assistance Special Fund (TASF); and (v) $15 million be allocated to the Asia Pacific Disaster Response Fund.

In May 2023, the Board of Governors approved the following with respect to ADB’s 2022 net income of $2,138 million, after the appropriation of guarantee fees of $31 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $1,039 million representing adjustments for the net unrealized gains for the year ended 31 December 2022, be added to the CRA account; (ii) $716 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the TASF.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and postretirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

OCR-6

continued

The changes in Accumulated Other Comprehensive Income (Loss) balances for the nine months ended 30 September 2024 and 2023 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings	Postretirement Liability Adjustments	Other Comprehensive Income (Loss)
Balance, 1 January 2024	$58	$(1,057)	$(16)	$(5)	$496	$221	$(303)
Other comprehensive (loss) income before reclassifications	100	561	6	1	(327)	–	341
Amounts reclassified from accumulated other comprehensive income (loss)	–	21	–	–	–	(19)	2
Net current-period other comprehensive (loss) income	100	582	6	1	(327)	(19)	343
Balance, 30 September 2024	$158	$(475)	$(10)	$(4)	$169	$202	$40
[a]	Includes securities transferred under repurchase agreements.

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings	Postretirement Liability Adjustments	Other Comprehensive Income (Loss)
Balance, 1 January 2023	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)
Other comprehensive (loss) income before reclassifications	(128)	(54)	(2)	(4)	(257)	–	(445)
Amounts reclassified from accumulated other comprehensive income (loss)	–	39	–	–	–	(20)	19
Net current-period other comprehensive (loss) income	(128)	(15)	(2)	(4)	(257)	(20)	(426)
Balance, 30 September 2023	$(45)	$(1,730)	$(14)	$(8)	$191	$375	$(1,231)
0 = less than $0.5 million.
[a]	Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the nine months ended 30 September 2024 and 2023 are presented below:

($ million)
Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a]		Affected Line Item in the Statement of Income and Expenses
	2024	2023
Unrealized Holding (Losses) Gains
Investments for liquidity purpose	$(21)	$(39)	NET REALIZED (LOSSES) GAINS
			From investments for liquidity purpose
Pension/Postretirement Liability
Adjustments Actuarial losses	19	20	Administrative expenses
Total reclassifications for the period	$(2)	$(19)
[a]	Amounts in parentheses indicate debits to net income.

OCR-6

continued

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the nine months ended 30 September 2024 was $6,152 million ($5,526 million – 2023). This comprises interest income totaling $6,127 million ($5,498 million – 2023), and commitment charges and other income2 totaling $25 million ($28 million – 2023). The average return on the loan portfolio for the nine months ended 30 September 2024 was 5.2% (4.7% – 2023).

REVENUE from investments for liquidity purpose for the nine months ended 30 September 2024 was $2,097 million ($1,690 million – 2023). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the nine months ended 30 September 2024, excluding unrealized gains and losses on investments, was 4.7% (4.2% – 2023).

REVENUE from equity investment operations for the nine months ended 30 September 2024 amounted to $81 million ($64 million – 2023). This comprises gains from equity method investments totaling $78 million ($55 million – 2023), and dividend and other income and expenses from equity investments totaling $3 million ($9 million – 2023).

REVENUE from other debt securities for the nine months ended 30 September 2024 was $34 million ($36 million – 2023) consisting mostly of interest income.

REVENUE from other sources for the nine months ended 30 September 2024 was $58 million ($51 million – 2023). This included income received as administration fees for projects and/or programs totaling $22 million ($18 million – 2023), and other miscellaneous income of $36 million ($33 million – 2023).

Borrowings and related expenses for the nine months ended 30 September 2024 amounted to $6,721 million ($5,756 million – 2023). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 5.4% (5.1% – 2023).

Administrative expenses for the nine months ended 30 September 2024 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2024 of $592 million ($552 million – 2023), $63 million ($51 million – 2023) was accordingly charged to the ADF.

For the nine months ended 30 September 2024, the net release of provision for credit losses amounted to $20 million ($57 million – 2023).

Net realized losses for the nine months ended 30 September 2024 was $9 million ($11 million – 2023). This included losses on sale of investments for liquidity purpose totaling $16 million ($33 million – 2023) and gains on sale of equity investments of $7 million ($22 million – 2023).

[2]	Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

OCR-6

continued

The following table provides information on the net unrealized gains or losses included in income for the nine months ended 30 September 2024 and 2023:

($ million)
	2024	2023
Fair value changes from:
Borrowings and related derivatives	$403	$(11)
Investments related derivatives	(104)	(55)
Loans related derivatives	(18)	(252)
Equity investments	12	45
Reclassification of unrealized gains on divested equity investment	(4)	(9)
Translation adjustments of nonfunctional currencies	(3)	10
Total	$286	$(272)

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 30 September 2024 and 31 December 2023 are summarized below:

($ million)
	30 September 2024		31 December 2023
On-balance sheet financial instruments:	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS: Due from banks	$409	$409	$998	$998
Investments for liquidity purpose (Note C)	59,506	59,506	47,250	47,250
Securities transferred under repurchase agreements (Note C)	356	356	–	–
Securities purchased under resale arrangements (Note C)	360	360	643	643
Loans outstanding (Note E)	152,457	153,771	150,986	151,619
Equity investments — operations carried at fair value (Note G)	415	415	418	418
Other debt securities — operations (Note H)	588	605	519	527
Derivative assets - borrowings (Note I)	64,760	64,760	53,838	53,838
Derivative assets - investments for liquidity purpose (Note I)	24,015	24,015	22,943	22,943
Derivative assets - loans — operations (Note I)	17,505	17,505	19,502	19,502
Swap related and other collateral (Note I)	334	334	393	393
Future guarantee receivable (Note F)	192	192	207	207

LIABILITIES: Borrowings (Note L)	156,489	156,614	143,265	143,386
Derivative liabilities - borrowings (Note I)	69,863	69,863	62,933	62,933
Derivative liabilities - investments for liquidity purpose (Note I)	23,223	23,223	21,448	21,448
Derivative liabilities - loans — operations (Note I)	15,351	15,351	17,105	17,105
Payable under securities repurchase agreements (Note D)	356	356	–	–
Swap related and other collateral (Note I)	334	334	393	393
Guarantee liability (Note F)	192	192	207	207
As of 30 September 2024 and 31 December 2023, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $2,798 million in various currencies.
In October 2024, ADB signed two new sovereign exposure exchange agreements totaling $2.5 billion.

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 September 2024 and 31 December 2023
Expressed in Millions of US Dollars

	30 September (Unaudited)		31 December (Audited)

ASSETS
DUE FROM BANKS		$2		$2
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)
Government or government-related obligations	$3,699		$3,565
Time deposits	463		281
Corporate obligations	683	4,845	586	4,432

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		25		26
ACCRUED REVENUE		28		26
ADVANCES UNDER GRANTS (Note I)		482		398
OTHER ASSETS (Notes C and F)		62		143

TOTAL		$5,444		$5,027

LIABILITIES AND FUND BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Investment related payables (Note C)		$43		$62
Payable to related funds and other liabilities (Note E)		28		27
Advance payments on contributions (Note F)		94		108
Undisbursed grants (Note I)		2,820		2,883
Total Liabilities		2,985		3,080
FUND BALANCES (ADF-4)
Contributions received Contributed resources (Note F)	$36,726		$36,286
Unamortized discount	(38)	36,688	(43)	36,243
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,910		3,618
		40,598		39,861
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(479)		(494)
Accumulated deficit From assets transfer to OCR	(31,029)		(31,029)
From others	(5,043)	(36,072)	(4,706)	(35,735)
Accumulated other comprehensive loss (Note G)		(1,588)		(1,685)
Total Fund Balance		2,459		1,947

TOTAL		$5,444		$5,027
The accompanying Notes are an integral part of these financial statements (ADF-6).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Millions of US Dollars

	2024	2023

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$102	$89
EXPENSES
Grants (Note I)	(371)	(257)
Administrative expenses (Notes E and H)	(63)	(51)
Amortization of discounts on contributions	(4)	(3)
Others—net	0	0
TOTAL EXPENSES	(438)	(311)

NET UNREALIZED (LOSSES) GAINS	(1)	0

NET LOSS	$(337)	$(222)

0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Millions of US Dollars

	2024	2023

NET LOSS (ADF-2)	$(337)	$(222)

Other comprehensive income (loss) (Note G)
Unrealized investment holding gains (losses) on investments for liquidity purpose	97	(5)

COMPREHENSIVE LOSS	$(240)	$(227)
The accompanying Notes are an integral part of these financial statements (ADF-6).

ADF-4

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES —UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Millions of US Dollars

	2024	2023

Balance, 1 January	$1,947	$1,168
Comprehensive loss (ADF-3, Note G)	(240)	(227)
Contributions made available for operational commitment	441	319
Net amortization of discount on donor's contribution	4	3
Demand obligations received	(296)	(254)
Encashment of demand obligations	310	356
Transfers from ordinary capital resources	293	292
Balance, 30 September	$2,459	$1,657
The accompanying Notes are an integral part of these financial statements (ADF-6).

ADF-5

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Millions of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$94	$88
Interest received from securities purchased under resale arrangement	1	1
Administrative expenses paid	(66)	(64)
Grants disbursed	(518)	(296)
Net Cash Used in Operating Activities	(489)	(271)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	18,508	14,203
Purchases of investments for liquidity purpose	(18,760)	(14,632)
Receipts from securities purchased under resale arrangements	4,699	6,928
Payments for securities purchased under resale arrangements	(4,699)	(6,934)
Net Cash Used in Investing Activities	(252)	(435)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	449	413
Cash received from ordinary capital resources	293	292
Cash Provided by Financing Activities	742	705
Effect of Exchange Rate Changes on Due from Banks	(1)	1
Net (Decrease) Increase in Due from Banks	(0)	0
Due from Banks at Beginning of Period	2	2
Due from Banks at End of Period	$2	$2

0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (ADF-6).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)
NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments
In September 2024, the Board of Governors adopted a resolution providing for the 13th replenishment of the Asian Development Fund (ADF 14) and the 8th regularized replenishment of the Technical Assistance Special Fund (TASF).1 The replenishment provides resources to finance the ADF grant program and the TASF operations during 2025-2028. As of 30 September 2024, total replenishment size is $4,995 million, of which $2,564 million will come from new donor contributions. Donors agreed to allocate $560 million out of the total donor contributions to TASF.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements
The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.
The US dollar is the functional and reporting currency for the purpose of presenting the financial position and the results of operations.
Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy
ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

1 ADB. 2024. Board of Governors’ Resolution No. 427: Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.

ADF-6

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:
Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable. Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources
Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.
Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.
Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.
A liability is recorded for off-balance sheet credit exposures for financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD).

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

ADF-6

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.
ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 September 2024, there were no uncollected maturities ($79 million – 31 December 2023) under OTHER ASSETS and $43 million unsettled purchases were ($62 million – 31 December 2023) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Investment related payables.

The FV and amortized cost of investments for liquidity purpose as of 30 September 2024 and 31 December 2023 are as follows:

($ million)
	30 September 2024		31 December 2023
		Amortized		Amortized
	Fair Value	Cost	Fair Value	Cost
Due in one year or less	$1,377	$1,388	$832	$841
Due after one year through five years	2,733	2,791	3,044	3,177
Due after five years through ten years	729	747	556	599
Due after ten years through fifteen years	6	6	–	–
Total	$4,845	$4,932	$4,432	$4,617

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	30 September 2024	31 December 2023
As of Amortized cost	$4,470	$4,336
Fair value	4,382	4,151
Gross unrealized gains	28	11
Gross unrealized losses	(116)	(196)

For the nine months ended 30 September	2024	2023
Change in net unrealized gains and losses from prior period	97	(5)

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, including securities purchased under resale arrangements, was 2.9% (2.6% – 2023) excluding unrealized gains and losses on investments, and 5.1% (2.5% – 2023) including unrealized gains and losses on investments.

ADF-6

continued

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2024 and 31 December 2023. There were 164 government or government-related obligations (198 – 31 December 2023) and 10 corporate obligations (13 – 31 December 2023) that have been in continuous losses for over one year.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

As of 30 September 2024
Government or government-related obligations	$45	$0	$2,891	$111	$2,936	$111
Corporate obligations	4	0	170	5	174	5
Total	$49	$0	$3,061	$116	$3,110	$116

As of 31 December 2023
Government or government-related obligations	$120	$1	$3,206	$185	$3,326	$186
Corporate obligations	13	0	260	10	273	10
Total	$133	$1	$3,466	$195	$3,599	$196

0 = less than $0.5 million.

As of 30 September 2024, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.
Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2024 and 31 December 2023 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose Government or government-related obligations	$3,699	$3,524	$175	$–
Time deposits	463	–	463	–
Corporate obligations	683	683	–	–
Securities purchased under resale arrangements	25	–	25	–
Total at fair value	$4,870	$4,207	$663	$–

31 December 2023
Investments for liquidity purpose Government or government-related obligations	$3,565	$3,423	$142	$–
Time deposits	281	–	281	–
Corporate obligations	586	586	–	–
Securities purchased under resale arrangements	26	–	26	–
Total at fair value	$4,458	$4,009	$449	$–

ADF-6

continued

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 30 September 2024, the guarantees have a maximum potential exposure of $6 million ($6 million – 31 December 2023) and an outstanding amount of $3 million ($3 million – 31 December 2023). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.
NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

Included in Payable to related funds and other liabilities as of 30 September 2024 is the net amount of $23 million ($26 million – 31 December 2023) payable to ordinary capital resources (OCR), and $4 million payable to TASF (nil – 31 December 2023).
The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

As of 30 September 2024, ADF guarantees to OCR under the PSW had a maximum potential exposure of $6 million ($6 million – 31 December 2023).
NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2024, the Board of Governors approved the transfer of $293 million ($292 million - 2023) to the ADF as part of OCR’s 2023 net income allocation. The ADF received $45 million in June 2024 and $248 million in July 2024 from OCR.
As of 30 September 2024, a total of $1,611 million was committed and acknowledged for ADF 13, of which $1,598 million was made available for operational commitment and recorded in Contributed Resources.
Advance payments on contributions received from donors as of 30 September 2024 totaled $94 million ($108 million – 31 December 2023) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $37 million ($44 million – 31 December 2023) were received in cash, while the remaining $57 million ($64 million – 31 December 2023) were received in demand obligations and reported under OTHER ASSETS.
NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive income (loss) (ADF-3). Other comprehensive income (loss) includes unrealized gains and losses on available for sale securities.

ADF-6

continued

The following table presents the changes in Accumulated other comprehensive loss balances for the nine months ended 30 September 2024 and 2023:

($ million)
	Accumulated other comprehensive loss
	2024	2023
Balance, 1 January	$(1,685)	$(1,786)
Unrealized Holding Gains (Losses) on Investments for Liquidity Purpose Other comprehensive gains (losses) before reclassification	97	(5)
Balance, 30 September	$(1,588)	$(1,791)

There were no reclassifications of Accumulated other comprehensive loss to Income and Expenses for the nine months ended 30 September 2024 and 2023.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During the period, 27 grants (22 grants – 2023) became effective resulting in a total Grants expense of $371 million ($257 million – 2023), net of $79 million ($4 million – 2023) undisbursed grants that were reversed as reduction in grant expenses. The undisbursed grants of $2,820 million as of 30 September 2024 ($2,883 million – 31 December 2023) includes $482 million ($398 million – 31 December 2023) advances under grants.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF’s condensed financial statements.

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2024 and 31 December 2023
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)

ASSETS

DUE FROM BANKS (Note H)		$6,563		$7,947

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and H)
Government or government-related obligations	$357,982		$385,471
Time deposits	376,680		257,101
Corporate obligations	143,348	878,010	101,251	743,823

ACCRUED REVENUE		3,870		3,341

DUE FROM CONTRIBUTORS (Note F)		40,375		178,808

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		4,791		5,098

OTHER ASSETS (Notes C and D)		5,448		21,462

TOTAL		$939,057		$960,479

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$504		$277
Deferred credits	157	$661	227	$504

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		654,512		746,676

TOTAL LIABILITIES		655,173		747,180

UNCOMMITTED BALANCES (TASF-2), represented by: Net assets without donor restrictions		283,884		213,299

TOTAL		$939,057		$960,479
The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS	2024	2023

CONTRIBUTIONS (Note F)	$110,000	$128,847

REVENUE From investments for liquidity purpose—net (Note C)	34,746	20,421
From other sources (Notes D)	8,631	8,397

Total	153,377	157,665

EXPENSES Technical assistance—net (Notes E and G)	(68,393)	(82,309)
Administrative expenses (Note D)	(8,028)	(6,710)
Financial expenses	(44)	(39)

Total	(76,465)	(89,058)

CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	76,912	68,607

EXCHANGE LOSSES—net	(6,327)	(12,621)

INCREASE IN NET ASSETS	70,585	55,986

NET ASSETS AT BEGINNING OF PERIOD	213,299	285,032

NET ASSETS AT END OF PERIOD	$283,884	$341,018

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$237,664	$213,078
Interest received on investments for liquidity purpose	23,239	18,947
Technical assistance disbursed	(159,789)	(135,664)
Financial expenses paid	(44)	(39)
Others—net	604	1,688

Net Cash Provided by Operating Activities	101,674	98,010

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	6,094,510	2,537,382
Purchases of investments for liquidity purpose	(6,197,570)	(2,637,230)

Net Cash Used in Investing Activities	(103,060)	(99,848)

Effect of Exchange Rate Changes on Due from Banks	2	(0)

Net Decrease in Due from Banks	(1,384)	(1,838)

Due from Banks at Beginning of Period	7,947	8,276

Due from Banks at End of Period	$6,563	$6,438

0 is less than $500.
The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-4

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).1 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 30 September 2024, TASF received contribution commitments from 32 donors totaling $517 million, or 100% of the total commitment.
In September 2024, the Board of Governors adopted a resolution for the 13th replenishment of the ADF and the eighth regularized replenishment of the TASF (ADF 14).2 The replenishment will provide grant financing to eligible recipients from 2025 to 2028. Donors agreed to allocate $560 million to TASF out of the total replenishment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

[1]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.
[2]	ADB. 2024. Board of Governors’ Resolution No. 427 – Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.

TASF-4

continued

Fair Value Hierarchy
ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).
The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable. Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments
In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.
All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During the nine months ended 30 September 2024, REVENUE From investments for liquidity purpose of $34,746,000 ($20,421,000 – 2023) included income from securities, time deposits and corporate obligations of $23,803,000 ($18,960,000 – 2023), and unrealized investment holding gains of $10,943,000 ($1,461,000 – 2023).

The annualized rate of return on the average investments held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.3% (3.7% – 2023).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
	30 September 2024			31 December 2023
Investments for liquidity purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$49,811	$308,171	$357,982	$112,976	$272,495	$385,471
Time deposits	376,680	–	376,680	257,101	–	257,101
Corporate obligations	39,713	103,635	143,348	–	101,251	101,251
Total at fair value	$466,204	$411,806	$878,010	$370,077	$373,746	$743,823

TASF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose
Government or government-related obligations	$357,982	$304,323	$53,659	$–
Time deposits	376,680	–	376,680	–
Corporate obligations	143,348	143,348	–	–
Total at fair value	$878,010	$447,671	$430,339	$–

31 December 2023
Investments for liquidity
purpose
Government or government-related obligations	$385,471	$313,752	$71,719	$–
Time deposits	257,101	–	257,101	–
Corporate obligations	101,251	101,251	–	–
Total at fair value	$743,823	$415,003	$328,820	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 September 2024, there were no uncollected maturities ($20,150,000 – 31 December 2023) included under OTHER ASSETS.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering Technical Assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the nine months ended 30 September 2024, the calculated service fee was $8,028,000 ($6,710,000 – 2023) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

TASF-4

continued

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)
	30 September 2024	31 December 2023
Receivable from:
Asian Development Fund	$4,377	$–
Climate Change Fund—net	234	–
Financial Sector Development Partnership Special Fund	10	13
Regional Cooperation and Integration Fund—net	7	54
Japan Special Fund	2	2
Trust Funds—net	796	1,182
Total	$5,426	$1,251

Payable to:
Ordinary capital resources—net	$492	$217
Climate Change Fund—net	–	10
Total	$492	$227

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. During the nine months ended 30 September 2024, 52 TA projects and 81 supplementary TA (46 TA projects and 50 supplementary TA – 2023) became effective resulting in a total TA expense of $68,393,000 ($82,309,000 – 2023), net of $17,937,000 ($12,332,000 – 2023) undisbursed TA that were reversed as a reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA not yet disbursed and unliquidated. The undisbursed TA of $654,512,000 as of 30 September 2024 ($746,676,000 – 31 December 2023) includes $4,791,000 ($5,098,000 – 31 December 2023) advances for TA.

NOTE F—CONTRIBUTIONS
During the nine months ended 30 September 2024, TASF received total contributions of $110,000,000 ($128,847,000 – 2023) from OCR’s 2023 net income allocation. During the period, TASF received cash and promissory notes from ADF replenishments and direct voluntary comprising of the following:

($ thousand)
	30 September 2024	30 September 2023

Direct Voluntary	$70	$–

Regularized Replenishments
ADF 13	$151,975	$115,707
ADF 12	–	4,930
ADF IX	–	59
	151,975	120,696
Total	$152,045	$120,696

TASF-4

continued

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)
	30 September 2024	31 December 2023

Direct Voluntary	$–	$70

Regularized Replenishments
ADF 13	$16,657	$155,070
ADF X	19,572	19,535
ADF IX	4,146	4,133
	40,375	178,738
Total	$40,375	$178,808

NOTE G—TECHNICAL ASSISTANCE EXPENSES
TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the nine months ended 30 September 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Consultants	$63,878	$74,718
Trainings and seminars	14,721	9,161
Studies	2,114	2,906
Equipment	418	1,331
Other expenses—net[a]	(12,738)	(5,807)
Total	$68,393	$82,309
a Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2024, TASF has liquidity of $472,767,000 ($378,024,000 – 31 December 2023) consisting of DUE FROM BANKS of $6,563,000 ($7,947,000 – 31 December 2023), INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $376,680,000 ($257,101,000 – 31 December 2023), Government or government-related obligations of $49,811,000 ($112,976,000 – 31 December 2023), and Corporate obligations of $39,713,000 (nil – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF’s condensed financial statements as of 30 September 2024.

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2024 and 31 December 2023
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS

DUE FROM BANKS (Note G)	$1,060	$4,959

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G) Time deposits	122,552	114,664

ACCRUED REVENUE	521	157

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	33	–

OTHER ASSETS (Note D)	2	–

TOTAL	$124,168	$119,780

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$22	$27

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	12,806	7,630

TOTAL LIABILITIES	12,828	7,657

UNCOMMITTED BALANCES (JSF-2), represented by: Net assets without donor restrictions	111,340	112,123

TOTAL	$124,168	$119,780

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$4,951	$4,209
From other sources	61	184

Total	5,012	4,393

EXPENSES
Technical assistance (Notes E and F)	(5,750)	(2,000)
Administrative expenses (Note F)	(45)	(43)

Total	(5,795)	(2,043)

REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(783)	2,350

(DECREASE) INCREASE IN NET ASSETS	(783)	2,350

NET ASSETS AT BEGINNING OF PERIOD	112,123	110,169

NET ASSETS AT END OF PERIOD	$111,340	$112,519
The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED For the Nine Months Ended 30 September 2024 and 2023 Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES Interest received on investments for liquidity purpose	$4,587	$4,309
Net cash received from other sources	61	184
Technical assistance disbursed	(590)	(165)
Administrative expenses paid	(69)	(52)

Net Cash Provided by Operating Activities	3,989	4,276

CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	1,585,410	4,218,021
Purchases of investments for liquidity purpose	(1,593,298)	(4,222,331)

Net Cash Used in Investing Activities	(7,888)	(4,310)

Net Decrease in Due From Banks	(3,899)	(34)

Due from Banks at Beginning of Period	4,959	5,144

Due from Banks at End of Period	$1,060	$5,110

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment. The JSF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

JSF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2024 and 31 December 2023 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.5% (5.1% – 2023).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2024 and 31 December 2023 is as follows:

($ thousand)
		Fair Value Measurements
30 September 2024	Total	Level 1	Level 2	Level 3
Investments for liquidity purpose
Time deposits	$122,552	$–	$122,552	$–

31 December 2023
Investments for liquidity purpose
Time deposits	$114,664	–	$$114,664	$–

Time deposits are reported at cost, which approximates FV.

JSF-4
continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
	30 September 2024	31 December 2023
Receivable from:
Trust Funds—net	$2	$–

Payable to:
Ordinary capital resources—net	$20	$15
Technical Assistance Special Fund	2	2

Total	$22	$17

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED tECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed as reduction in TA expenses. For the nine months ended 30 September 2024, two TA projects and two supplementary TAs (one TA project – 2023) became effective resulting in a total TA expense of $5,750,000 ($2,000,000 – 2023).

Undisbursed TA are denominated in US dollars and represenjt effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $12,806,000 as of 30 September 2024 ($7,630,000 – 31 December 2023) includes $33,000 (nil – 31 December 2023) advances for TA.

NOTE F—EXPENSES

Technical assistance

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the nine months ended 30 September 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Consultants	$4,195	$1,626
Trainings and seminars	909	250
Other expenses	646	124
Total	$5,750	$2,000

JSF-4

continued

Administrative expenses

Administrative expenses include salaries and benefits, which are incurred for management and general supporting activities. For the nine months ended 30 September 2024, salaries and benefits totaled $45,000 ($43,000 – 2023).

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short- term investments.

As of 30 September 2024, the JSF has liquidity of $123,612,000 ($119,623,000 – 31 December 2023) consisting of DUE FROM BANKS of $1,060,000 ($4,959,000 – 31 December 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $122,552,000 ($114,664,000 – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure.
NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. In October 2024, the Board of Directors approved the establishment of the Japan Special Fund Innovative for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IF-CAP) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP. 1

1 In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2024 and 31 December 2023
Expressed in Thousands of US Dollars

	30 September		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note I)		$14,387		$13,514

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I) Time deposits		10,498		10,733

PROPERTY, FURNITURE, AND EQUIPMENT (Note D)
Property, Furniture, and Equipment	$5,675		$7,167
Less—allowance for depreciation	2,185	3,490	2,140	5,027

DUE FROM CONTRIBUTORS (Note F)		333		5,602

LONG-TERM GUARANTEE DEPOSITS (Note E)		1,001		1,009

OTHER ASSETS (Note G)		956		818

TOTAL		$30,665		$36,703

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES Accrued pension and postretirement
medical benefit costs	$3,774		$3,850
Asset reinstatement obligations (Note E)	760		767
Lease liability (Note E)	2,932		4,522
Others (Note H)	975	$8,441	1,399	$10,538

UNCOMMITTED BALANCES (ADBI-2), represented by: Net assets without donor restrictions	20,837		24,965
Net assets with donor restrictions (Note G)	1,387	22,224	1,200	26,165

TOTAL		$30,665		$36,703
The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
 Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$5,286	$6,948

REVENUE

From rental (Note G)	174	192
From investments for liquidity purpose (Note C)	459	403
From other sources—net (Notes G and H)	419	598

NET ASSETS RELEASED FROM ASSETS
WITH DONOR RESTRICTIONS	164	233

Total	6,502	8,374

EXPENSES Administrative expenses (Notes G and H)	(6,030)	(6,173)
Program expenses (Note G)	(4,457)	(5,466)

Total	(10,487)	(11,639)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(3,985)	(3,265)

EXCHANGE LOSSES—net	(30)	(1,680)

TRANSLATION ADJUSTMENTS	(113)	(401)

DECREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(4,128)	(5,346)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	351	1,242

NET ASSETS RELEASED TO ASSETS
WITHOUT DONOR RESTRICTIONS	(164)	(233)

INCREASE IN NET ASSETS
WITH DONOR RESTRICTIONS	187	1,009

DECREASE IN NET ASSETS	(3,941)	(4,337)

NET ASSETS AT BEGINNING OF PERIOD	26,165	26,632

NET ASSETS AT END OF PERIOD	$22,224	$22,295
The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$10,297	$11,580
Interest received on investments for liquidity purpose	465	381
Expenses paid	(11,103)	(11,870)
Others—net	920	(871)

Net Cash Provided by (Used in) Operating Activities	579	(780)

CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	243,360	310,428
Purchases of investments for liquidity purpose	(243,125)	(308,907)
Purchase of property, furniture, and equipment	(85)	–

Net Cash Provided by Investing Activities	150	1,521

Effect of Exchange Rate Changes on Due from Banks	144	(429)

Net Increase in Due From Banks	873	312

Due From Banks at Beginning of Period	13,514	15,402

Due From Banks at End of Period	$14,387	$15,714

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

ADBI-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2024 and 31 December 2023 were in US dollar time deposits. ADB records time deposits on the settlement dates and all other investment securities on the trade date.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.5% (5.1% – 2023).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2024 and 31 December 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose
Time deposits	$10,498	$–	$10,498	$–

31 December 2023
Investments for liquidity purpose
Time deposits	$10,733	$–	$10,733	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 30 September 2024, property, furniture, and equipment totaled $3,490,000 ($5,027,000 – 31 December 2023), which consist of $51,000 for office furniture ($64,000 – 31 December 2023), $110,000 for office equipment (nil – 31 December 2023), $224,000 for information system and software ($267,000 – 31 December 2023), and $3,105,000 for right-of-use asset relating to the Institute’s office lease ($4,696,000 – 31 December 2023). Additional information on right-of-use asset is provided in Note E.

ADBI-4

continued

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the nine months ended 30 September 2024 amounted to $1,460,000 ($1,624,000 – 2023). As of 30 September 2024, the right-of-use asset of $3,105,000 ($4,696,000 – 31 December 2023), which included prepaid rent of $172,000 ($174,000 – 31 December 2023), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $2,932,000 as of 30 September 2024 ($4,522,000 – 31 December 2023) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2026. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of nine months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 30 September 2024, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $1,001,000 ($1,009,000 – 31 December 2023).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 September 2024, asset reinstatement obligations amounted to $760,000 ($767,000 – 31 December 2023) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the nine months ended 30 September 2024 and 2023 are as follows:

(in thousands)
	Amount of commitment		Commitment
Donor	LC	USD[a]	date	Receipt date
Government of Japan
44th contribution	¥672,070	$4,286	May 2024	June 2024
43rd contribution	¥743,069	$5,268	December 2023	January 2024
42nd contribution	¥743,070	$5,452	April 2023	May 2023
41st contribution	¥665,009	$5,072	December 2022	January 2023
Government of Republic of Korea 1st installment of the 6th contribution		$1,000	May 2024	May 2024
3rd installment of the 5th contribution		$925	May 2023	May 2023
Government of Malaysia
3 installments of the 1st contribution		$500	July 2023
LC = local currency, USD = US dollar.
a The USD equivalent of Japan’s contributions is valued at exchange rate at date of commitment.

ADBI-4

continued

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental totaled $174,000 for the nine months ended 30 September 2024 ($192,000 – 2023). This pertains to the sublease rental income received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.

Revenue from other sources

Revenue from other sources include service fees to OCR (See Note H), fees from honorariums, publication royalties, and grants from private donors and other government agencies.

Grants received from private donors and other government agencies for a specific purpose or program are classified as support with donor restrictions. For the nine months ended 30 September 2024, grants totaling $333,000 ($1,200,000 – 2023) were committed and are included in REVENUE FROM OTHER SOURCES.

As of 30 September 2024, receivable from private donors totaled $742,000 ($742,000 – 31 December 2023) and is included in OTHER ASSETS. The net assets with donor restrictions including net accumulated interest income totaled $1,387,000 as of 30 September 2024 ($1,200,000 – 31 December 2023) and are restricted for (i) the city-wide inclusive sanitation program expenses and program activities that enhance climate resilience in the Asia-Pacific region, and (ii) research and capacity development activities on climate-resilient agriculture and food security in the Asia-Pacific region.

Net assets released to assets without donor restrictions pertain to the city-wide inclusive sanitation program expenses of $164,000 during the nine months 30 September 2024 ($233,000 – 2023 non-sewered sanitation program expenses) which have satisfied the conditions specified by the donor.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2024 and 2023:

($ thousand)
	2024	2023
Salaries and benefits	$3,184	$3,293
Office and occupancy[a]	1,791	2,089
External services	632	480
Travel	350	281
Other expenses	73	30
Total Administrative Expenses	$6,030	$6,173
a Includes operating lease expense (Note E).

ADBI-4

continued

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute.

The following table summarizes program expenses for the nine months ended 30 September 2024 and 2023:

($ thousand)
	2024	2023
Trainings and seminars	$3,609	$4,661
Consultants	848	805
Total Program Expenses	$4,457	$5,466

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the nine months ended 30 September 2024, the calculated service fee was $17,000 ($20,000 – 2023) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the nine months ended 30 September 2024, the revenue from the sublease rental amounted to $174,000 ($192,000 – 2023). See Note G.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $336,000 at 30 September 2024 ($595,000 – 31 December 2023). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 30 September 2024, the Institute has liquidity of $24,885,000 ($24,247,000 – 31 December 2023) consisting of DUE FROM BANKS of $14,387,000 ($13,514,000 – 31 December 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $10,498,000 ($10,733,000 – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute’s condensed financial statements as of 30 September 2024.

RCIF-1
ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2024 and 31 December 2023
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS

DUE FROM BANKS (Note G)	$908	$2,309

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G) Time deposits	16,487	19,853

ACCRUED REVENUE	59	27

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	119	321

OTHER ASSETS (Note D)	–	4

TOTAL	$17,573	$22,514

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$95	$164

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	15,987	21,711

TOTAL LIABILITIES	16,082	21,875

UNCOMMITTED BALANCES (RCIF-2), represented by: Net assets without donor restrictions	1,491	639

TOTAL	$17,573	$22,514

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-2
ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$767	$1,067
From other sources	5	–
Total	772	1,067

EXPENSES
Technical assistance—net (Notes E and F)	353	(1,208)
Administrative and financial expenses (Notes D and F)	(270)	(423)

Total	83	(1,631)

REVENUE IN EXCESS OF (LESS THAN) EXPENSES	855	(564)

EXCHANGE (LOSSES)—net	(3)	(1)

INCREASE (DECREASE) IN NET ASSETS	852	(565)

NET ASSETS AT BEGINNING OF PERIOD	639	3,779

NET ASSETS AT END OF PERIOD	$1,491	$3,214

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$735	$1,097
Cash received from other sources	5	–
Technical assistance disbursed	(5,175)	(8,524)
Administrative and financial expenses paid	(332)	(428)

Net Cash Used in Operating Activities	(4,767)	(7,855)

CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	331,161	1,075,781
Purchases of investments for liquidity purpose	(327,795)	(1,068,378)

Net Cash Provided by Investing Activities	3,366	7,403

Net Decrease in Due From Banks	(1,401)	(452)

Due from Banks at Beginning of Period	2,309	2,423

Due from Banks at End of Period	$908	$1,971

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

RCIF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2024 and 31 December 2023 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.5% (5.0% – 2023).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2024 and 31 December 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose
Time deposits	$16,487	$–	$16,487	$–

31 December 2023
Investments for liquidity purpose
Time deposits	$19,853	$–	$19,853	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 30 September 2024, all service fees pertain to the administration of TA projects. See Note F for service fees during the nine months ended 30 September 2024 and 2023.

RCIF-4

continued

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
	30 September 2024	31 December 2023
Receivable from:
Trust Funds	$–	$4
Total	$–	$4

Payable to:
Ordinary capital resources—net	$86	$97
Technical Assistance Special Fund—net	7	54
Trust Funds	2	3
Total	$95	$154

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed as reduction in TA expenses. For the nine months ended 30 September 2024, three TA projects and one supplementary TA (two TA projects – 2023) became effective, resulting in total TA expense of -$353,000 ($1,208,000 – 2023), net of $1,628,000 ($517,000 – 2023) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $15,987,000 as of 30 September 2024 ($21,711,000 – 31 December 2023), includes $119,000 ($321,000 – 31 December 2023) advances for TA.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Consultants	$712	$1,641
Trainings and seminars	459	68
Studies	7	–
Other expenses—net[a]	(1,531)	(501)
Total	$(353)	$1,208

a Net of undisbursed TA reversed as reduction in TA expenses (See Note E).

RCIF-4
continued

Administrative and financial expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. The table below summarizes administrative and financial expenses for the nine months ended 30 September 2024 and 2023:
($ thousand)
	2024	2023
Service fees to OCR (Note D)	$269	$421
Financial expenses	1	2

Total	$270	$423

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2024, the RCIF has liquidity of $17,395,000 ($22,162,000 – 31 December 2023) consisting of DUE FROM BANKS of $908,000 ($2,309,000 – 31 December 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $16,487,000 ($19,853,000 – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s condensed financial statements as of 30 September 2024.

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2024 and 31 December 2023
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)

ASSETS

DUE FROM BANKS (Note H)	$1,010	$2,098

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)
Time deposits	26,722	29,695

ACCRUED REVENUE	104	41

ADVANCES UNDER TECHNICAL ASSISTANCE
AND GRANTS (Notes E and F)	131	9

OTHER ASSETS (Note D)	2	10

TOTAL	$27,969	$31,853

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$293		$87
Accrued expenses	198	$491	128	$215

UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Notes E and F)		15,148		17,088

TOTAL LIABILITIES		15,639		17,303

UNCOMMITTED BALANCES (CCF-2), represented by: Net assets without donor restrictions		12,330		14,550

TOTAL		$27,969		$31,853

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	1,189	1,238
From other sources	44	81

Total	1,233	1,319

EXPENSES
Technical assistance (Notes E and G)	(294)	(520)
Grants (Note F)	(2,000)	–
Administrative and other expenses (Notes D and G)	(1,161)	(900)

Total	(3,455)	(1,420)

REVENUE LESS THAN EXPENSES	(2,222)	(101)

EXCHANGE GAINS (LOSSES)—net	2	(0)

DECREASE IN NET ASSETS	(2,220)	(101)

NET ASSETS AT BEGINNING OF PERIOD	14,550	15,379

NET ASSETS AT END OF PERIOD	$12,330	$15,278

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED For the Nine Months Ended 30 September 2024 and 2023 Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	1,126	1,270
Cash received from other activities	44	81
Technical assistance and grants disbursed	(4,103)	(4,623)
Administrative and other expenses paid	(1,128)	(942)

Net Cash Used in Operating Activities	(4,061)	(4,214)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	463,757	1,244,085
Purchases of investments for liquidity purpose	(460,784)	(1,240,355)

Net Cash Provided by Investing Activities	2,973	3,730

Net Decrease in Due From Banks	(1,088)	(484)

Due from Banks at Beginning of Period	2,098	2,817

Due from Banks at End of Period	$1,010	$2,333

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

CCF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2024 and 31 December 2023 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.5% (5.1% – 2023).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2024 and 31 December 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose
Time deposits	$26,722	$–	$26,722	$–

31 December 2023
Investments for liquidity purpose
Time deposits	$29,695	$–	$29,695	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is set at 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2024 and 2023.

CCF-4

continued

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
	30 September 2024	31 December 2023
Receivable from:
Technical Assistance Special Fund—net	$–	$10

Payable to:
Ordinary capital resources—net	$59	$80
Technical Assistance Special Fund—net	234	–
Trust Funds	–	7
Total	$293	$87

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed balance is reversed as reduction in TA expense. During the nine months ended 30 September 2024, one TA project (two supplementary TA – 2023) became effective, resulting in total TA expense of $294,000 ($520,000 – 2023), net of $106,000 TA that were reversed as a reduction in TA expense during the period (TA reversed $377,000 – 2023).

Undisbursed TAs are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. As of 30 September, undisbursed TA totaled $12,848,000 ($16,788,000 – 31 December 2023), which included $100,000 ($9,000 – 31 December 2023) of advances under TA.

NOTE F—GRANTS AND UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, any undisbursed balance is reversed as reduction in Grants expense.

During the nine months ended 30 September 2024, three grants (nil – 2023) became effective, resulting in total grant expense of $2,000,000 (nil – 2023).

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. As of 30 September 2024, undisbursed grants totaled $2,300,000 ($300,000 – 31 December 2023), which included $31,000 (nil – 31 December 2023) of advances under grants.

CCF-4

continued

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2024 and 2023 is as follows:

($ thousand)

	2024	2023
Consultants	$369	$703
Trainings and seminars	8	137
Other expenses—net[a]	(83)	(320)

Total	$294	$520
a Net of undisbursed TA reversed as reduction in TA expenses (See Note E).

Administrative and other expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. Other expenses include direct charges for project-related and operational-related expenses that are not part of a TA and/or part of an investment project.

The following table summarizes administrative and other expenses for the nine months ended 30 September 2024 and 2023:

($ thousand)
	2024	2023[a]
Administrative expenses Service fees to OCR (Note D)	$212	$231
Other expenses Direct charges Consultants	935	668
Workshops	13	–
Financial Expenses	1	1

Total	$1,161	$900

a Certain items were reclassified to conforme with current period’s presentation.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2024, the CCF has liquidity of $27,732,000 ($31,793,000 – 31 December 2023) consisting of DUE FROM BANKS of $1,010,000 ($2,098,000 – 31 December 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $26,722,000 ($29,695,000 – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

CCF-4

continued
NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s condensed financial statements as of 30 September 2024.

		APDRF-1
ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND CONDENSED STATEMENT OF FINANCIAL POSITION 30 September 2024 and 31 December 2023 Expressed in Thousands of US Dollars
	30 September (Unaudited)	31 December (Audited)
ASSETS
DUE FROM BANKS (Note H)	$2,819	$9,722
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H) Time deposits	31,307	37,962
ACCRUED REVENUE	120	52
ADVANCES FOR GRANTS (Note E)	2,800	4,000
TOTAL	$37,046	$51,736

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)
Payable to related funds	$260		$14
Accrued expenses	–	$260	10	$24
UNDISBURSED GRANTS (Note E)		2,802		4,699
TOTAL LIABILITIES		3,062		4,723
UNCOMMITTED BALANCES (APDRF-2, Note F), represented by: Net assets without donor restrictions	$33,984		$19,763
Net assets with donor restrictions	–	33,984	27,250	47,013

TOTAL		$37,046		$51,736
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS
CONTRIBUTIONS (Note F)	$15,000	$–
REVENUE
From investments for liquidity purpose (Note C)	1,880	1,303
From other sources	34	83
NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note F)	–	(9)
Total	16,914	1,377
EXPENSES Grants—net (Note E)	(2,603)	(988)
Administrative and other expenses (Notes D and G)	(90)	895
Total	(2,693)	(93)

CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	14,221	1,284

INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	14,221	1,284

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	–	9

TRANSFER OF RESIDUAL FUNDS TO JFPR (Notes D and F)	(27,250)	–

(DECREASE) INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(27,250)	9

(DECREASE) INCREASE IN NET ASSETS	(13,029)	1,293
NET ASSETS AT BEGINNING OF PERIOD	47,013	48,687

NET ASSETS AT END OF PERIOD	$33,984	$49,980
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Transfer of residual funds to JFPR	$(27,000)	$-
Contributions received	15,000	-
Interest received on investments for liquidity purpose	1,812	1,334
Cash received from other sources	34	83
Grants disbursed	(3,300)	(998)
Administrative and other expenses paid	(104)	(425)

Net Cash Used in Operating Activities	(13,558)	(6)

CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	1,243,973	1,306,633
Purchases of investments for liquidity purpose	(1,237,318)	(1,308,968)

Net Cash Provided by (Cash Used) in Investing Activities	6,655	(2,335)

Net Decrease in Due From Banks	(6,903)	(2,341)

Due from Banks at Beginning of Period	9,722	14,526

Due from Banks at End of Period	$2,819	$12,185

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

APDRF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2024 and 31 December 2023 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.7% (5.0% – 2023).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2024 and 31 December 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose
Time deposits	$31,307	$–	$31,307	$–

31 December 2023
Investments for liquidity purpose
Time deposits	$37,962	$–	$37,962	$–
Time deposits are reported at cost, which approximates FV.

APDRF-4

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently set at 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the nine months ended 30 September 2024 and 2023.
The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
	30 September 2024	31 December 2023
Payable to:
Ordinary capital resources	$10	$14
JFPR (Note F)	250	–
Total	$260	$14

JFPR = Japan Fund for Prosperous and Resilient Asia and the Pacific

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, the corresponding undisbursed balance, if any, is reversed as reduction in Grants expense. For the nine months ended 30 September 2024, one grant (one grant – 2023) became effective resulting in a total Grants expense of $2,603,000 ($988,000 – 2023), net of $197,000 ($12,000 – 2023) undisbursed grants that were reversed as reduction in Grants expense.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $2,802,000 as of 30 September 2024 ($4,699,000 – 31 December 2023) includes $2,800,000 ($4,000,000 – 31 December 2023) advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2024, the Board of Governors approved the transfer of $15,000,000 to the APDRF as part of OCR’s 2023 net income allocation.

Contributions received for specific purpose or grant programs are classified as support with donor restrictions. In May 2020, the Government of Japan contributed $75 million―valid for 2 years―to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. In July 2023, the government requested ADB to transfer the unused remaining balance of its contributions to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR). An initial transfer of $27,000,000 was made to the JFPR in August 2024 from the total unused funds of $27,250,000, while the remaining balance of $250,000 was recorded as Payable to JFPR. The amount of the final transfer, subject to further grant savings and other adjustments, if any, will be transferred to the JFPR once all grants financed thru this contribution are financially closed.

APDRF-4

continued

Uncommitted balances comprise amounts which have not been committed by APDRF as of 30 September 2024 and 31 December 2023. As of 30 September 2024, uncommitted balances totaled $33,984,000 ($47,013,000 – 31 December 2023), of which net assets with donor restrictions was nil ($27,250,000 – 31 December 2023).

NOTE G—ADMINISTRATIVE AND OTHER EXPENSES

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. Other Expenses include direct charges of consultants engaged under the second window of APDRF to provide a speedy post-disaster technical support.

The following table summarizes administrative and other expenses for the nine months ended 30 September 2024 and 2023:

($ thousand)
	2024	2023
Administrative expenses
Service fees to OCR (Note D)	$90	$(969)
Other expenses Direct charges Consultants	0	74
Total	$90	$(895)

0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2024, APDRF has liquidity of $34,126,000 ($47,684,000 – 31 December 2023) consisting of DUE FROM BANKS of $2,819,000 ($9,722,000 – 31 December 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $31,307,000 ($37,962,000 – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF’s condensed financial statements as of 30 September 2024.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2024 and 31 December 2023
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS
DUE FROM BANKS (Note H)	$544	$2,262
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H) Time deposits	11,045	8,209
ACCRUED REVENUE	31	11
DUE FROM CONTRIBUTORS (Note F)	–	2,208
ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	27	27
OTHER ASSETS (Note D)	2	–

TOTAL	$11,649	$12,717
LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$27	$54
UNDISBURSED TECHNICAL ASSISTANCE (Notes E and G)	9,855	7,769
TOTAL LIABILITIES	9,882	7,823
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Net assets without donor restrictions	1,767	4,894

TOTAL	$11,649	$12,717
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS	2024	2023

REVENUE From investments for liquidity purpose (Note C)	456	311
From other sources	16	41
Total	472	352
EXPENSES Technical assistance—net (Notes E and G)	(3,491)	(1,407)
Administrative and financial expenses (Notes D and G)	(71)	(84)
Total	(3,562)	(1,491)
REVENUE LESS THAN EXPENSES	(3,090)	(1,139)
EXCHANGE (LOSSES) GAINS—net	(37)	7
DECREASE IN NET ASSETS	(3,127)	(1,132)
NET ASSETS AT BEGINNING OF PERIOD	4,894	4,995

NET ASSETS AT END OF PERIOD	$1,767	$3,863
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES Contributions received	$2,170	$2,683
Interest received on investments for liquidity purpose	436	317
Cash received from other sources	16	41
Technical assistance disbursed	(1,406)	(1,665)
Administrative and financial expenses paid	(98)	(88)

Net Cash Provided by Operating Activities	1,118	1,288

CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	254,692	309,530
Purchases of investments for liquidity purpose	(257,528)	(311,347)

Net Cash Used in Investing Activities	(2,836)	(1,817)

Net Decrease in Due From Banks	(1,718)	(529)

Due from Banks at Beginning of Period	2,262	3,396

Due from Banks at End of Period	$544	$2,867

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-4
ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2024 and 2023
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2023 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2024 and 2023 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy
ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:
Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

FSDPSF-4
continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.
NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2024 and 31 December 2023 were in US dollar time deposits.
Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2024, based on the portfolio held at the beginning and end of each month, was 5.5% (5.1% – 2023).
Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2024 and 31 December 2023 is as follows:
($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 September 2024
Investments for liquidity purpose
Time deposits	$11,045	$–	$11,045	$–
31 December 2023
Investments for liquidity purpose
Time deposits	$8,209	$–	$8,209	$–

Time deposits are reported at cost, which approximates FV.
NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. As of 30 September 2024, all service fees pertain to the administration of TA projects. See Note G for service fees during the nine months ended 30 September 2024 and 2023.

FSDPSF-4

continued

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2024 and 31 December 2023 are as follows:

($ thousand)
	30 September 2024	31 December 2023
Receivable from:
Agency Trust Funds	$2	$–
Total	$2	$–
Payable to:
Ordinary capital resources–net	$17	$31
Technical Assistance Special Fund–net	10	13
Total	$27	$44

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed as reduction in TA expenses. For the nine months ended 30 September 2024, two TA projects and nine supplementary TAs (six supplementary TA – 2023) became effective resulting in a total TA expense of $3,491,000 ($1,407,000 – 2023), net of $159,000 ($293,000 – 2023) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $9,855,000 as of 30 September 2024 ($7,769,000 – 31 December 2023) includes $2,000 ($27,000 – 31 December 2023) advances for TA.

NOTE F—CONTRIBUTIONS

In December 2023, the Government of Luxembourg committed contribution amounting to €2,000,000 (equivalent to $2,179,000 at the time of commitment and $2,208,000 as of 31 December 2023), which was transferred to the FSDPSF in January 2024. The amount committed in 2023 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2023.
NOTE G—EXPENSES

Technical assistance–net
TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Consultants	$2,876	$1,110
Trainings and Seminars	324	525
Studies	120	10
Other expenses–net[a]	171	(238)
Total	$3,491	$1,407
[a] Net of undisbursed TA reversed as reduction in TA expenses (See Note E).

FSDPSF-4
continued

Administrative and financial expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. The table below summarizes the administrative and financial expenses for the nine months ended 30 September 2024 and 2023.

($ thousand)
	2024	2023
Service fees to OCR (Note D)	$70	$84
Financial expenses	1	0
Total	$71	$84
0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES
Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2024, FSDPSF has liquidity of $11,589,000 ($10,471,000 – 31 December 2023) consisting of DUE FROM BANKS of $544,000 ($2,262,000 – 31 December 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $11,045,000 ($8,209,000 – 31 December 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.
NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2024 through 15 November 2024, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s condensed financial statements as of 30 September 2024.